Exhibit 99.1

Class Meeting of Holders of Non-Voting

Shares and General Meeting of TELUS Corporation:

October 17, 2012

Information Circular

August 30, 2012

The Board of Directors of TELUS Corporation recommends

that shareholders vote FOR the arrangement.

These materials are important and require your immediate attention.
See inside for further details.

WHAT’S INSIDE

Notice of Class Meeting of Holders of Non-Voting Shares	2
Notice of General Meeting	3
Board approval	4
Questions and answers about the meetings	5
Meeting Procedures	5
Voting Procedures	6
Questions for Non-Voting Shareholders and Direct Registration System	9
Ownership and Voting Restrictions	12
Summary	14
Forward-looking statements	19
Information for U.S. Shareholders	20
Other information	21
The Arrangement	22
Background to the Arrangement	22
Special Committee review of the Proposal	31
Recommendation of the Special Committee to the Board of Directors	32
Reasons for the Recommendation of the Special Committee	32
Procedural fairness	33
Substantive fairness	34
Scotia Fairness Opinion	34
Recommendation of the Board of Directors	36
Terms of the Arrangement	36
Effects of the Arrangement	37
Procedure for the Arrangement becoming effective	38
Shareholder approvals	39
Court approval	39
Procedure for distribution of Common Shares to Non-Voting Shareholders	39
Treatment of Non-Voting Options	40
Treatment of Dividend Reinvestment and Share Purchase Plan	40
Treatment of other incentive plans	41
Treatment of reservation system	42
Stock exchange matters	42
Interests of certain persons in the matters to be considered at the Meetings	42
Risk factors	44
Risk factors relating to TELUS	44
Risk factors relating to the Arrangement	44
Regulatory and legal matters	45
Canadian securities law matters	45
United States securities law matters	45
Dissent Rights	47
Certain income tax considerations	51
Certain Canadian federal income tax considerations of the Arrangement	51
Optionholders	55
Certain United States federal income tax considerations of the Arrangement	55
Additional information	59
Consent of Scotia Capital Inc.	60
Glossary of terms	61
Appendix A: Arrangement Resolution	68
Appendix B: Interim Order	69
Appendix C: Notice of Petition	76
Appendix D: Plan of Arrangement	78
Appendix E: Division 2 of Part 8 of the Business Corporations Act (British Columbia)	87
Appendix F: Scotia Fairness Opinion	97

All financial information is reported in Canadian dollars unless otherwise specified.

i

CLASS MEETING OF HOLDERS OF NON-VOTING SHARES
AND GENERAL MEETING OF

TELUS CORPORATION

TO BE HELD ON OCTOBER 17, 2012

REGARDING THE PLAN OF ARRANGEMENT INVOLVING
TELUS CORPORATION
AND ITS NON-VOTING SHAREHOLDERS

NOTICES OF CLASS MEETING AND GENERAL MEETING AND
INFORMATION CIRCULAR

THE BOARD OF DIRECTORS OF TELUS CORPORATION RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT

These materials are important and require your immediate attention. They require shareholders to make important decisions. If you are in any doubt as to how to make such decisions, please contact your financial, legal or other professional advisor.

If you have any questions or require more information or assistance in voting, please contact the Laurel Hill Advisory Group Company by e-mail at assistance@laurelhill.com or by telephone at 1-877-452-7184 (toll-free within Canada or the United States) or 1-416-304-0211 (for collect calls outside Canada and the United States).

August 30, 2012

NOTICE OF CLASS MEETING OF HOLDERS OF NON-VOTING SHARES

Notice is hereby given that a class meeting (the Non-Voting Share Meeting) of the holders of Non-Voting Shares of TELUS Corporation (TELUS) will be held on October 17, 2012 at 2:00 p.m. (PDT) at the Brian Canfield Centre for Telecommunications Excellence, Initiate Opportunity Auditorium, 4th Floor, 3777 Kingsway, Burnaby, British Columbia for the following purposes:

1.                                       for the holders of Non-Voting Shares to consider the exchange of Non-Voting Shares for Common Shares on a one-for-one basis, pursuant to an order of the Supreme Court of British Columbia dated August 21, 2012 (the Interim Order), and, if deemed advisable, pass by means of a separate vote, with or without variation, a special separate resolution approving such an exchange pursuant to a plan of arrangement (the Arrangement) pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving TELUS and its holders of Non-Voting Shares; and

2.                                       to transact any other business that may properly come before the meeting and any postponement or adjournment thereof.

The Non-Voting Share Meeting will be held at the same time and place as a general meeting of TELUS for the purpose of approving the Arrangement, as set out in the accompanying notice of general meeting.

Dated at Vancouver, British Columbia on August 21, 2012.

By order of the Board of Directors

Michel Belec, Vice-President, Legal Services

Holders of Non-Voting Shares who cannot attend the Non-Voting Share Meeting may vote by proxy. Simply sign and return your proxy by mail or fax or provide voting instructions by telephone or Internet by following the instructions under the heading “Questions and Answers about the Meetings — Voting Procedures” of the accompanying information circular (the Circular) or the instructions on the paper proxy or voting instruction form or by contacting our proxy solicitation agent, The Laurel Hill Advisory Group Company.

To be valid, proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (EDT) on October 15, 2012 or, if the Non-Voting Share Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last Business Day (as defined in the Circular) before the date the Non-Voting Share Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Non-Voting Share Meeting at his or her discretion and the Chair of the Non-Voting Share Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Non-Voting Share Meeting may waive the proxy cut-off without notice.

If you have any questions or need assistance to vote, please contact our proxy solicitation agent, The Laurel Hill Advisory Group Company, by e-mail at assistance@laurelhill.com or by telephone at 1-877-452-7184 (toll-free within Canada or the United States) or 1-416-304-0211 (for collect calls outside Canada and the United States).

The Interim Order grants to the holders of Non-Voting Shares a right to send a notice of dissent to TELUS in respect of the resolution described in paragraph 1 above. This right of dissent is described in the Circular and set out in its entirety in the Interim Order and the plan of arrangement, attached to the Circular as respectively, Appendix B and Appendix D.

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting (the General Meeting) of TELUS Corporation (TELUS) will be held on October 17, 2012 at 2:00 p.m. (PDT) at the Brian Canfield Centre for Telecommunications Excellence, Initiate Opportunity Auditorium, 4th Floor, 3777 Kingsway, Burnaby, British Columbia for the following purposes:

1.                               for the holders of Common Shares to consider the exchange of Non-Voting Shares for Common Shares on a one-for-one basis, pursuant to an order of the Supreme Court of British Columbia dated August 21, 2012 (the Interim Order), and, if deemed advisable, pass by means of a separate vote, with or without variation, a separate ordinary resolution approving such an exchange pursuant to a plan of arrangement (the Arrangement) pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving TELUS and its holders of Non-Voting Shares; and

2.                               to transact any other business that may properly come before the meeting and any postponement or adjournment thereof.

The General Meeting will be held at the same time and place as a class meeting of the holders of Non-Voting Shares of TELUS for the purpose of approving the Arrangement, as set out in the accompanying notice of class meeting of the holders of Non-Voting Shares.

Dated at Vancouver, British Columbia on August 21, 2012.

By order of the Board of Directors

Michel Belec, Vice-President, Legal Services

Holders of Common Shares who cannot attend the General Meeting may vote by proxy. Simply sign and return your proxy by mail or fax or provide voting instructions by telephone or Internet by following the instructions under the heading “Questions and Answers about the Meetings — Voting Procedures” of the accompanying information circular (the Circular) or the instructions on the paper proxy or voting instruction form or by contacting our proxy solicitation agent, The Laurel Hill Advisory Group Company.

To be valid, proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (EDT) on October 15, 2012 or, if the General Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last Business Day (as defined in the Circular) before the date the General Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the General Meeting at his or her discretion and the Chair of the General Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the General Meeting may waive the proxy cut-off without notice.

If you have any questions or need assistance to vote, please contact our proxy solicitation agent, The Laurel Hill Advisory Group Company, by e-mail at assistance@laurelhill.com or by telephone at 1-877-452-7184 (toll-free within Canada or the United States) or 1-416-304-0211 (for collect calls outside Canada and the United States).

BOARD APPROVAL

The Board of Directors has approved in substance the content of this Circular and the sending of this Circular to Non-Voting Shareholders and Common Shareholders.

DATED August 30, 2012.

Monique Mercier
Senior Vice-President,
Chief Legal Officer and Corporate Secretary

QUESTIONS AND ANSWERS ABOUT THE MEETINGS

Meeting Procedures

Who can go to the Meetings?

Anyone who owns Non-Voting Shares or Common Shares of TELUS as of the close of business on September 4, 2012, which is the record date for the Meetings (the Record Date), can attend and be heard at the Meetings.

Who can vote at each Meeting and what are you voting on?

If you own Non-Voting Shares as of the close of business on the Record Date, you can cast one vote for each Non-Voting Share you own on that date with respect to the Arrangement Resolution, providing for the exchange of all of the issued and outstanding Non-Voting Shares for Common Shares, at the class meeting of Non-Voting Shareholders (the Non-Voting Share Meeting).

If you own Common Shares as of the close of business on the Record Date, you can cast one vote for each Common Share you own on that date with respect to the Arrangement Resolution, at the general meeting (the General Meeting).

What is the procedure for votes required in respect of the Arrangement Resolution?

Subject to any further order of the Supreme Court of British Columbia (the Court), the Interim Order provides that the Arrangement Resolution must be approved by: (i) a special separate resolution of at least two-thirds of the votes cast by the holders of Non-Voting Shares at the Non-Voting Share Meeting; and (ii) a separate ordinary resolution of at least a simple majority of the votes cast by the holders of Common Shares at the General Meeting; in each case, present in person or represented by proxy and entitled to vote at the applicable Meeting. If the Arrangement Resolution is approved at the Meetings, we intend to seek the Final Order from the Court on or about October 18, 2012, or on such date as the Court may direct, and implement the Arrangement on the Effective Date pursuant to the terms of the Final Order. Notwithstanding the approval by Shareholders of the Arrangement Resolution, the Company reserves the right in accordance with the Interim Order, the BCBCA and the Arrangement Resolution not to proceed with the Arrangement.

How many Shareholders do you need to reach a quorum?

We need to have at least two persons present at each Meeting who hold, or represent by proxy, in the aggregate at least 20% of the issued and outstanding Shares entitled to be voted at the applicable Meeting. On August 29, 2012, the Company had 150,901,581 Non-Voting Shares and 174,910,546 Common Shares outstanding.

Does any Shareholder beneficially own 10% or more of the outstanding Non-Voting Shares or Common Shares?

On April 10, 2012, Mason Capital Management LLC (Mason) filed a report with Canadian securities regulators in which it stated that funds managed by it beneficially owned as at March 31, 2012 an aggregate of 32,722,329 Common Shares, representing approximately 18.7% of the outstanding Common Shares, and 602,300 Non-Voting Shares, representing approximately 0.4% of the outstanding Non-Voting Shares. Mason also announced that it, together with funds that it manages, had obligations under securities lending arrangements to return to lenders an aggregate of 10,963,529 Common Shares and 21,672,700 Non-Voting Shares in connection with prior short sales of Non-Voting Shares and Common Shares made by such hedge funds. Mason has not filed any subsequent reports with Canadian securities regulators. However, it has since stated that funds managed by it beneficially owned, as at July 9, 2012, 34,949,429 Common Shares, representing approximately 19.98% of the outstanding Common Shares.

Voting Procedures

Am I a registered or non-registered Shareholder?

You are a registered Shareholder if you have a share certificate issued in your name.

You are a non-registered Shareholder if:

1.               your Shares are registered in the name of an Intermediary (for example, a bank, trust company, trustee, investment dealer, clearing agency or other institution); or

2.               you hold your Shares through the Employee Share Purchase Plan (the Employee Shares), for which Computershare is the trustee.

How can I vote if I am a registered Shareholder?

If you are a registered Shareholder, you can vote in any of the following ways:

•              by attending the applicable Meeting and voting in person

•                                          by appointing someone else as proxy to attend the applicable Meeting and vote your Shares for you

•                                          by completing your proxy form and returning it by fax, mail or delivery, following the instructions on your proxy

•                                          by phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone

•                                          by Internet by visiting the website shown on your proxy form. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

How can I vote if I am a non-registered Shareholder?

If you are a non-registered Shareholder and you receive your materials through an investment dealer or other Intermediary, you will have received forms with instructions on how to vote. Please follow the instructions in those forms. The Laurel Hill Advisory Group can assist you in voting (see page 9 for their contact information).

How can I vote if I hold Employee Shares?

If you hold Employee Shares, you can direct Computershare, in its capacity as trustee of your Employee Shares, to vote your Employee Shares as you instruct. You can give instructions to Computershare:

•                                          by completing your voting instruction form and returning it by fax, mail or delivery, following the instructions on the form

•                                          by phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone

•                                          by Internet by visiting the website shown on your voting instruction form. Refer to your control number (shown on your form) and follow the online voting instructions.

Your Employee Shares will be voted for or voted against the Arrangement only in accordance with your instructions. If your voting instruction form is not received by Computershare in its capacity as trustee according to the above procedures, your Employee Shares will not be voted by Computershare.

What if I hold other Shares in addition to my Employee Shares?

If you hold Shares other than Employee Shares, you must complete and return another proxy form to vote those Shares. Please review the preceding questions and answers on how to vote those other Shares.

How do I appoint someone else to go to the Meetings and vote my Shares for me?

Two directors of the Company, Brian Canfield and Darren Entwistle, have been named in the proxy to represent Shareholders at each Meeting. You can appoint someone else to represent you at the Meetings. Just complete a paper proxy or Internet proxy by inserting the person’s name in the appropriate space on the proxy form, or complete another acceptable paper proxy. The person you appoint does not need to be a Shareholder but must attend the applicable Meeting to vote your Shares.

Is there a deadline for my proxy to be received?

Yes. Regardless of the manner in which you choose to vote, your proxy vote must be received by TELUS’ Corporate Secretary, c/o Computershare (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (EDT) on October 15, 2012. If a Meeting is adjourned or postponed, your proxy vote must be received by 5:00 p.m. (EDT) on the second-last Business Day before the date the applicable Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Meetings at his or her discretion and the Chair of the Meetings is under no obligation to accept or reject any particular late proxy.

How will my Shares be voted if I vote by proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the applicable Meeting and vote your Shares on the Arrangement Resolution according to your instructions. If you have appointed Brian Canfield and Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your Shares in favour of the Arrangement Resolution.

What happens if there are amendments or variations or other matters brought before the Meetings?

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the applicable Notice of Meeting and any other matters that may properly be brought before a Meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the Meetings is or is not routine and whether or not the amendment or other matter that comes before the Meetings is contested. As of August 30,

2012, no director or executive officer of the Company is aware of any amendment, variation or other matter to be presented for a vote at the Meetings.

What if I change my mind?

If you are a registered Shareholder and have voted by proxy, you may revoke your proxy by delivering to TELUS’ Corporate Secretary a duly executed proxy by paper, fax, telephone or Internet with a later date or by delivering a form of revocation of proxy. Any new proxy must be delivered by mail, fax, telephone or Internet to TELUS’ Corporate Secretary, c/o Computershare (at the address indicated on page 7), any time up to 5:00 p.m. (EDT) on October 15, 2012 or, if a Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last Business Day before the date the applicable Meeting is reconvened. Any revocation of proxy must be delivered to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 3777 Kingsway, 5th Floor, Burnaby, British Columbia, V5H 3Z7, any time up to 5:00 p.m. (PDT) on October 16, 2012 or, if a Meeting is adjourned or postponed, by 5:00 p.m. (PDT) on the Business Day before the date the applicable Meeting is reconvened.

If you are a registered Shareholder, you may also revoke your proxy and vote in person at the applicable Meeting, or any adjournment thereof, by delivering a form of revocation of proxy to the Chair of the Meetings at the Meetings before the vote for which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered Shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.

If you hold Employee Shares and you have voted by submitting your voting instruction form, you may revoke it by delivering another voting instruction form (by paper, fax, telephone or Internet) with a later date or a form of revocation of voting instruction form, any time up to 5:00 p.m. (EDT) on October 15, 2012 or, if a Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last Business Day before the date the applicable Meeting is reconvened.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of Shareholders or by electronic mail to the email address you provided. Additionally, employees or agents may solicit proxies by telephone or other ways.

Laurel Hill has been retained by TELUS as a proxy solicitation agent in connection with the solicitation of proxies for the Meetings. For these services, Laurel Hill will be paid by TELUS a fixed fee of $150,000 plus out-of-pocket expenses, a per-call fee of $4.50 for each telephone call to or from Shareholders in connection with the solicitation, and additional fees as determined by TELUS and Laurel Hill. In addition, officers and employees of TELUS may solicit proxies without compensation, and Computershare, TELUS’ registrar and transfer agent, is responsible for the tabulation of proxies.

TELUS also intends to retain a dealer manager to form a soliciting dealer group to solicit proxies from Shareholders for the Meetings. TELUS expects to pay customary fees for such services.

What if I have more questions?

Please contact Computershare if you have additional questions regarding the Meetings:

•	phone:	1-800-558-0046 (toll-free within North America)

1-514-982-7129 (outside North America)

•	email:	telus@computershare.com

•	mail:	Computershare Trust Company of Canada
9th floor, 100 University Avenue
Toronto, Ontario, M5J 2Y1

If you have additional questions about the information contained in this Circular, including the procedures for voting, or if you require assistance in order to vote, contact our proxy solicitation agent, Laurel Hill:

•	phone:	1-877-452-7184 (toll-free within North America)

1-416-304-0211 (outside North America)

•	email:	assistance@laurelhill.com

Questions for Non-Voting Shareholders and Direct Registration System

If the Arrangement is approved at the Meetings, when do my Non-Voting Shares become Common Shares?

The Arrangement will still be subject to Court approval and we expect that the Court hearing will be held on or about October 18, 2012, or on such date as the Court may direct. If Court approval is obtained and all other conditions precedent for the implementation of the Arrangement are satisfied, then we expect your Non-Voting Shares will be exchanged for Common Shares on or about October 19, 2012 or as soon as possible thereafter.

Do I need to exchange my Non-Voting Share certificate for a Common Share certificate?

No, if you have a physical Non-Voting Share certificate, you do not need to return it to us to receive a Common Share certificate. As soon as practicable following the Effective Time of the Arrangement, you will be sent a document known as a Direct Registration System (DRS) Advice form (a DRS Advice) which represents the total number of Common Shares that you will be entitled to receive upon the exchange of the Non-Voting Shares you hold of record at the close of business (MDT) on the DRS Record Date. After the close of business (MDT) on the DRS Record Date, all Non-Voting Share certificates will be cancelled and will no longer be of any value (unless you are a Dissenting Shareholder, in which case your certificate will represent only your right to be paid a fair value for your Dissenting Shares). After the DRS Record Date, your DRS Advice will represent the Common Shares which you are entitled to pursuant to the Arrangement and no share certificates will be issued, unless you specifically request a share certificate from Computershare. If you wish to receive a share certificate in exchange for the DRS Advice that you will receive, follow the instructions provided on the DRS Advice. For detailed information regarding the exchange procedure, see The Arrangement - Procedure for distribution of Common Shares to Non-Voting Shareholders on page 39.

What happens if the Arrangement does not receive all necessary approvals?

If the Arrangement does not receive all necessary approvals, then TELUS will continue to have Non-Voting Shares and Common Shares issued and outstanding and the holders of Non-Voting Shares will continue to have the same rights that they do today.

How will the transaction affect TELUS’ Dividend Reinvestment and Share Purchase Plan (the DRISP)?

At the Effective Time, the DRISP will be amended and restated to provide that (i) dividends paid in cash after the Effective Time will be reinvested into Common Shares rather than Non-Voting Shares, (ii) optional cash payments after the Effective Time will be applied to the purchase of Common Shares and (iii) the purchase price of Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price rather than a 20-day weighted average trading price. If you are already enrolled in or eligible under the DRISP, you do not need to do anything and will be automatically enrolled in the DRISP with respect to the Common Shares that you will receive as a result of the exchange of your Non-Voting Shares pursuant to the Arrangement. You will receive neither a certificate nor a DRS Advice for the Common Shares issued upon the exchange of Non-Voting Shares held by Computershare Investor Services Inc., as plan agent, in your account. The Common Shares issued to your account pursuant to the Arrangement will be reflected in the first quarterly statement sent by Computershare Investor Services Inc. following the DRS Record Date in accordance with the DRISP, as amended and restated pursuant to the Arrangement. For detailed information regarding the DRISP, see The Arrangement - Treatment of Dividend Reinvestment and Share Purchase Plan on page 40.

What is Direct Registration?

The DRS is a system that will allow you to hold your Common Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your Common Shares will be held in your name and registered electronically in the Company’s records, which will be maintained by our transfer agent, Computershare. If you currently have Common Shares and are in possession of a share certificate and wish to exchange it for a DRS Advice, please contact Computershare for further information concerning the steps that must be taken to effect that exchange.

What are the benefits of participating in DRS?

•                                          It eliminates the need for Shareholders to safeguard and store certificates

•                                          it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed

•                                          it permits and enables more timely electronic share transactions.

Without certificates, how will I know how many Common Shares I own?

The first time your Common Shares are recorded under DRS (at the close of business (MDT) on the DRS Record Date following completion of the Arrangement) you will receive an initial DRS Advice acknowledging the number of Common Shares you hold in your DRS account. Each time you have any movement of Shares into or out of your DRS account, you will be mailed an updated DRS Advice. You may request an additional statement at any time by contacting Computershare or by accessing your account online at www.computershare.com/investorcentrecanada.

Is there a fee to participate in DRS?

No, there is no fee to participate.

What happens to any dividends that I may be entitled to in respect of my Common Shares?

Your dividends will not be affected by DRS. You will continue to have the same choices as to how to receive your dividends, whether your account is set up for dividends to be reinvested, paid to you by cheque or deposited directly into a bank account.

Can I transfer my Common Shares from my DRS account to my brokerage account?

Yes. In Canada, you should have your broker request that your Common Shares in your DRS account be sent to them through the Canadian Depository for Securities’ CDSX System. You need to supply your broker with a copy of your latest DRS Advice and the following information:

•                                          your Computershare account number (on your DRS Advice)

•                                          your Social Insurance Number (for tax reporting purposes)

•                                          the number of whole Common Shares you wish to move from your Computershare DRS account to your brokerage account.

In the United States, you should have your broker request that your Common Shares in your DRS account be sent to them through the Depository Trust Company’s Direct Registration Profile System. You need to supply your broker with a copy of your latest DRS Advice and the following information:

•                                          your Computershare account number (on your DRS Advice)

•                                          your Social Security Number or Taxpayer Identification Number

•                                          Computershare’s DTC number: 7807

•                                          the number of whole Common Shares you wish to move from your Computershare DRS account to your brokerage account.

Your broker will then electronically initiate the transfer of your Common Shares in your DRS account based on your instructions.

How can I sell my Common Shares held in my DRS account?

To sell your Common Shares in your DRS account, you can:

•                                          instruct your broker to sell all or part of your Common Shares in your DRS account, but first your Common Shares must be delivered/transferred to your broker. Please read the instructions immediately above which describe the information your broker requires to move your Common Shares in your DRS account electronically to their control within their respective depository; or

•                                          request a physical share certificate from Computershare and deliver it to your broker to sell.

Can I transfer my Common Shares held in my DRS account to a new owner?

Yes. To transfer ownership of your Common Shares held in your DRS account you must submit written instructions along with your current DRS Advice, a completed stock transfer power of attorney and the appropriate Medallion Signature Guarantee to Computershare’s address shown on the DRS Advice.

A new DRS Advice showing the transfer of the Common Shares and the remaining DRS balance (even if the amount is zero) will be sent to you and a new DRS Advice will also be sent to the holder to whom the Common Shares have been transferred as per your instructions.

Can I request a share certificate for my Common Shares?

Yes. At any time you may request a share certificate for all or a portion of the Common Shares held in your DRS account. Simply contact Computershare with your request. A share certificate for the number of Common Shares requested will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

What if I have more questions about DRS?

For more information about DRS, please contact Computershare at 1-800-558-0046 (toll-free within Canada and the United States) or 514-982-7129 (outside of Canada and the United States) or visit Computershare online at www.computershare.com/service.

Ownership and Voting Restrictions

What are the restrictions on the ownership of Common Shares by non-Canadians?

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Telecommunications Act, the Broadcasting Act and the Radiocommunication Act. Specifically, to maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these laws, the level of non-Canadian ownership of the Company’s Common Shares cannot exceed 33 1/3 % and the Company must not otherwise be controlled by non-Canadians. The Telecommunications Act gives the Company, which is a carrier-holding corporation of Canadian common carriers, certain powers to monitor and control the level of non-Canadian ownership of voting shares. The powers and constraints of the Telecommunications Act have been incorporated into the Articles and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: (i) refuse to register a transfer of voting shares to a non-Canadian; (ii) require a non-Canadian to sell any voting shares; (iii) convert voting shares into Non-Voting Shares; and (iv) suspend the voting rights attached to the voting shares. The Company monitors the level of non-Canadian ownership of its Common Shares and provides periodic reports to the CRTC.

The restrictions on the ownership of Common Shares by non-Canadians will continue to apply to Common Shares following completion of the Arrangement and the Company will also continue to have recourse to the powers available to it under the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, as well as the Articles, which will continue to include the rights to: (i) refuse to register a transfer of Common Shares; (ii) require a non-Canadian to sell its Common Shares if that person’s holdings would affect TELUS’ compliance with foreign ownership restrictions; (iii) convert voting shares into Non-Voting Shares; and (iv) suspend the voting rights attached to the Common Shares considered to be owned or controlled by non-Canadians.

What rights do Non-Voting Shareholders have?

The Non-Voting Shares are “restricted securities” within the meaning of National Instrument 51-102 Continuous Disclosure Obligations, which generally include equity securities of a reporting issuer that are restricted in terms of voting rights. Subject to the prior rights of the holders of first preferred shares and second preferred shares of the Company, Non-Voting Shareholders are entitled to participate equally with Common Shareholders with respect to the payment of dividends and the distribution of assets of the Company on the liquidation, dissolution or winding up of the Company. The Non-Voting Shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the Common Shares are changed in the same manner.

Generally, Non-Voting Shareholders are entitled to receive notice of, attend and be heard at all general meetings of the Company and are entitled to receive all notices of meeting, information circulars and other written information from the Company that the Common Shareholders are entitled to receive from the Company, but are not entitled to vote at such meetings unless otherwise required by law. On August 29, 2012, there were 150,901,581 Non-Voting Shares and 174,910,546 Common Shares outstanding. Where, by law, the Non-Voting Shares are entitled to vote together with Common Shares, their votes would represent 46.31% of the total votes attached to all outstanding Shares.

In order for holders of Non-Voting Shares to participate in any offer that is made to holders of Common Shares (but that is not made to the holders of Non-Voting Shares on the same terms), the offer must, by reason of applicable securities legislation or the requirements of the stock exchanges on which the Common Shares are listed, be one that has to be made to all or substantially all the holders of Common Shares who are in any province of Canada to which such requirements apply (an Exclusionary Offer). In such circumstances, each holder of Non-Voting Shares will, for the purposes of the Exclusionary Offer only, be permitted to convert all or a part of the Non-Voting Shares held into Common Shares on a one-for-one basis during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50% or more of the issued and outstanding Common Shares to the effect that they will not, among other things, tender to such Exclusionary Offer or make an Exclusionary Offer), these conversion rights will not come into effect.

If the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, and the regulations thereunder relating to ownership and control, are changed so that there is no restriction on non-Canadians holding Common Shares, holders of Non-Voting Shares will have the right to convert all or part of their Non-Voting Shares into Common Shares on a one-for-one basis. The Company will have the right to require holders of Non-Voting Shares who do not make such an election to convert their Non-Voting Shares into an equivalent number of Common Shares.

Should the Arrangement described in this Circular be implemented, then, at the Effective Time, the Non-Voting Shares will be exchanged for Common Shares on a one-for-one basis and no Non-Voting Shares will remain issued and outstanding. However, the authorized share structure of the Company will continue to include Non-Voting Shares as the Arrangement contemplates neither an amendment to the Notice of Articles nor an amendment to the Articles.

SUMMARY

The description of the Proposal and the Arrangement set out in this section of the Circular is qualified in its entirety by reference to the full description of the Proposal and the Arrangement on pages 22 to 59 of this Circular.

Overview

At the Meetings, we will ask you to vote to approve the exchange of all of the issued and outstanding Non-Voting Shares for Common Shares, to be effected by way of the Arrangement.

Under the terms of the Arrangement, each Non-Voting Share outstanding as of the Effective Time would be exchanged for a Common Share on a one-for-one basis. Following the exchange, no Non-Voting Shares would remain issued and outstanding. As a result, immediately following the Effective Time, the Common Shares would be TELUS’ only class of issued and outstanding equity securities.

The Interim Order provides, in accordance with the BCBCA, that the Arrangement Resolution must be approved by a special separate resolution of at least two-thirds of the votes cast by Non-Voting Shareholders at the Non-Voting Share Meeting. In addition, the Board has determined, and the Interim Order provides, that the Arrangement should be approved by a separate ordinary resolution of at least a simple majority of the votes cast by the Common Shareholders at the General Meeting.

The principal conditions to the effectiveness of the Arrangement include the receipt of required Shareholder approvals of the Arrangement Resolution and the receipt of Court approval in the Final Order. If all conditions to the effectiveness of the Arrangement are satisfied, it is currently contemplated that the Arrangement will be implemented on or about October 19, 2012.

Management and the Board have concluded that the Proposal is expected:

•                  to enhance the liquidity and marketability of TELUS’ Shares, including through the increase of the Common Share class from approximately 175 million Common Shares to more than 325 million Common Shares and a listing of the Common Shares on NYSE for the first time

•                  to address concerns expressed by Shareholders about the impact of TELUS’ dual class share structure on liquidity and trading volumes

•                  to enhance TELUS’ leadership in respect of good corporate governance practices by granting the right to vote to the Non-Voting Shareholders, who hold approximately 46% of the Shares and already have the same economic interest in the Company as the Common Shareholders, such as the same dividend rights

•                  to align the capital structure of the Company with what is generally viewed as best practice.

Management and the Board therefore unanimously recommend that holders of Non-Voting Shares and holders of Common Shares vote FOR the Arrangement Resolution set forth in Appendix A. The management proxyholders intend to vote FOR the Arrangement Resolution unless a holder of Non-Voting Shares or a holder of Common Shares specifies that his or her Shares are to be voted against the Arrangement Resolution.

Background to the Proposal

TELUS’ dual class share structure was introduced in 1999 and Non-Voting Shares were issued in order to deal with foreign ownership rules at a time when TELUS’ Shareholder base included a significant non-Canadian Shareholder, namely GTE (which subsequently merged with Bell Atlantic to create Verizon).

The issuance of Non-Voting Shares pursuant to TELUS’ dual class share structure, together with special rights and ownership restrictions, was necessary to enable the Company to comply with foreign ownership restrictions prescribed by the Telecommunications Act.

The principal difference between the Non-Voting Shares and the Common Shares is that the Non-Voting Shares do not possess full voting rights. Notwithstanding that both classes of Shares are entitled to the same dividend, are widely held and have similar liquidity, the Non-Voting Shares have historically traded on the TSX and the NYSE at a discount to the trading price of the Common Shares. Over the past three years, the average discount in the trading price of the Non-Voting Shares relative to the trading price of the Common Shares has been approximately 4.0%. Implementing the Proposal would eliminate that gap. During the six month period since the announcement of the Initial Proposal, the average discount in the trading price of the Non-Voting Shares relative to the trading price of our Common Shares has been approximately 2.0%.

A number of Shareholders have in the past expressed their concern to TELUS about the impact of TELUS’ dual class share structure on liquidity and trading volumes. The Company therefore determined that extending full voting rights to all of TELUS’ Shareholders through the elimination of the dual class share structure warranted careful consideration since this would also be consistent with good governance practices. In the months of December 2011 and January 2012, management first analyzed the matter and prepared a submission to the Board in relation to an initial proposal to eliminate TELUS’ dual class share structure (the Initial Proposal). The Board in turn determined on January 25, 2012, that a Special Committee should be established to carefully consider the implications of the Initial Proposal, whether to proceed with the Initial Proposal and, if so, the most appropriate way to implement the Initial Proposal.

TELUS issued a press release on February 21, 2012, announcing the Initial Proposal, which contemplated the consummation of a court-approved plan of arrangement under the BCBCA providing for, among other things, the conversion of all outstanding Non-Voting Shares into Common Shares on a one-for-one basis and the removal of the Non-Voting Shares from the authorized share structure of the Company pursuant to an amendment to the Notice of Articles and the Articles.

On April 10, 2012, Mason reported that funds managed by it beneficially owned as at March 31, 2012 an aggregate of 32,722,329 Common Shares, representing approximately 18.7% of the outstanding Common Shares, and 602,300 Non-Voting Shares, representing approximately 0.4% of the outstanding Non-Voting Shares. Mason also announced that it, together with funds that it manages, had obligations under securities lending arrangements to return to lenders an aggregate of 10,963,529 Common Shares and 21,672,700 Non-Voting Shares in connection with prior short sales of Non-Voting Shares and Common Shares made by such hedge funds. Mason also advised that it intended to vote against the Initial Proposal.

On May 8, 2012, TELUS announced that it had withdrawn the Initial Proposal since the empty voting trading tactics of Mason and lack of regulatory oversight of the practice made it apparent that a vote on the Initial Proposal to be held at TELUS’ annual general and special meeting of shareholders on May 9, 2012 would not succeed. TELUS also announced that it remained committed to collapsing its dual class share structure on a one-for-one basis in due course.

Given these events and the merits of the Initial Proposal, TELUS’ management determined it was advisable to consider whether to explore an alternate approach that would give Shareholders the opportunity to vote on a proposal that would result in the Common Shares becoming the only class of issued and outstanding equity securities. Discussions regarding this approach were first held with the Special Committee and the Board in April 2012 and, in July 2012, following completion of its analysis with the advice and assistance of its legal advisors, management determined that it was advisable to recommend to the Board that they carefully consider the implications of the Proposal and whether to proceed with the Proposal.

The Proposal involves an exchange of all the outstanding Non-Voting Shares for Common Shares on a one-for-one basis. The Company is not proceeding at this stage with an amendment to the Notice of Articles and the Articles in order to remove the Non-Voting Shares from the authorized share structure of the Company. In accordance with the BCBCA, the Proposal is subject to approval by at least two-thirds of the votes cast by the Non-Voting Shareholders at the Non-Voting Share Meeting. As the Common Shares will not see their legal rights change, the Proposal is subject to approval by at least a simple majority of the votes cast by the Common Shareholders at the General Meeting.

Recommendations of the Special Committee and the Board of Directors

The Special Committee, which consists of Brian Canfield (Chair of the Special Committee), Charlie Baillie, John Butler, Rusty Goepel, John Lacey and Bill MacKinnon, has carefully considered the implications of the Proposal and the most appropriate way to implement the Proposal. The Special Committee retained Scotia Capital as its independent financial advisors to assist it in evaluating the Proposal. In this regard, the Special Committee and the Board received the Scotia Fairness Opinion to the effect that a one-for-one exchange ratio is fair, from a financial point of view, to the holders of Non-Voting Shares and to the holders of Common Shares, respectively. The Special Committee unanimously concluded that the Arrangement is in the best interests of TELUS and is reasonable and fair in the circumstances. It therefore recommended, based on the considerations set out in this Circular, that the Board approve the Arrangement and recommend to Shareholders that they vote in favour of the Arrangement Resolution.

After considering, among other things, the recommendation of the Special Committee and the Scotia Fairness Opinion, the Board unanimously concluded that the Arrangement is in the best interests of TELUS and is reasonable and fair in the circumstances. Accordingly, the Board recommends that Shareholders approve the Arrangement by voting in favour of the Arrangement Resolution.

The Arrangement

If the Arrangement is approved by the Shareholders and the Court and such other conditions to the effectiveness of the Arrangement are either satisfied or waived, then the Arrangement will become effective at, and be binding at and after, the Effective Time. Pursuant to the Arrangement, at the Effective Time, among other things:

•                                          all of the issued and outstanding Non-Voting Shares will be exchanged for Common Shares on a one-for-one basis

•                                          no Non-Voting Shares will remain issued and outstanding

•                                          TELUS will have a single class of issued and outstanding voting equity securities, namely the Common Shares

•                                          each Common Share will continue to carry one vote per share

•                                          all of the Non-Voting Options will be exchanged for Replacement Options on a one-for-one basis and the exercise price, the vesting schedule and the other terms and conditions of each such Replacement Option will be the same as those of the Non-Voting Options

•                                          the Stock Option Plans will be amended and restated to (i) reflect the exchange of the issued and outstanding Non-Voting Shares for Common Shares, (ii) remove any and all restrictions to the granting of options to purchase Common Shares and (iii) effect such consequential amendments as are necessary to properly reflect such changes

•                                          the DRISP will be amended and restated to (i) provide that dividends paid in cash after the Effective Time will be reinvested into Common Shares instead of Non-Voting Shares, (ii) provide that optional cash payments made by participants after the Effective Time will be applied to the purchase of Common Shares in accordance with the DRISP, (iii) provide that the purchase price for Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price rather than a 20-day weighted average trading price and (iv) effect such consequential amendments as are necessary to properly reflect such changes

•                                          all existing participants enrolled in the DRISP who exchanged Non-Voting Shares for Common Shares pursuant to the Arrangement will be deemed to be enrolled in, and participants under, the DRISP without any further act or formality on the part of such participants

•                                          all of the Non-Voting Shares exchanged for Common Shares and all of the Non-Voting Options exchanged for Replacement Options shall thereafter be immediately cancelled.

Procedure for the Arrangement becoming effective

The following procedural steps must be taken for the Arrangement to become effective:

•                                          the Arrangement Resolution must be approved, with or without variation, by a special separate resolution of at least two-thirds of the votes cast by the holders of Non-Voting Shares at the Non-Voting Share Meeting and a separate ordinary resolution of at least a simple majority of the votes cast by the holders of Common Shares at the General Meeting

•                                          the Arrangement must be approved by the Court pursuant to the Final Order.

Stock exchange matters

The listing of the Common Shares to be issued pursuant to the Arrangement and the amendments to the Stock Option Plans and the DRISP described in the Plan of Arrangement are also subject to approval of the TSX. The listing on the NYSE of the Common Shares to be issued pursuant to the Arrangement, as well as currently outstanding Common Shares, will also require NYSE approval. Provided those approvals are obtained, TELUS’ Common Shares would trade on both the TSX and NYSE following completion of the Arrangement.

Risk factors relating to the Arrangement

Risk factors relating to the Arrangement include:

•                                          there is no certainty that the conditions to the effectiveness of the Arrangement (including receipt of Shareholders’ approval, Court approval and TSX and NYSE approvals of the listing of the Common Shares) will be satisfied

•                                          if the Arrangement is not completed, the market price for the Non-Voting Shares and Common Shares may decline

•                                          if the Arrangement is completed, there is no assurance that there will be an increase, or that there will be no decrease, in the trading price of the Common Shares attributable to the implementation of the Arrangement

•                                          if the Board determines that the number of Non-Voting Shareholders who exercise Dissent Rights is unacceptably high, then the Board may terminate the Arrangement

•                                          the Board may (i) withdraw the Proposal and determine not to proceed with the Arrangement prior to the Meetings and (ii) subject to the provisions of Section 298 of the BCBCA, terminate the Arrangement at any time prior to the Effective Time.

Dissent Rights

The Interim Order does not grant Common Shareholders dissent and appraisal rights in connection with the Arrangement because the legal rights attached to the Common Shares will not change. However, the Interim Order does grant Dissent Rights to registered Non-Voting Shareholders who validly object to the Arrangement. These Dissent Rights are set out in their entirety in the Interim Order and the Plan of Arrangement attached to the Circular as, respectively, Appendix B and Appendix D.

Certain Canadian federal income tax considerations

Under Canadian federal income tax law, Resident Holders and Non-Resident Holders who hold their Non-Voting Shares as capital property will not realize a capital gain or capital loss on the exchange of such shares for Common Shares pursuant to the Arrangement. For a more detailed discussion of the Canadian federal income tax consequences of the Arrangement to Resident Holders and Non-Resident Holders of Non-Voting Shares, see Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement on page 51.

Certain United States federal income tax considerations

Under U.S. federal income tax law, U.S. Holders of Non-Voting Shares generally will not recognize a gain or loss on the exchange of such shares for Common Shares pursuant to the Arrangement. For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement to U.S. Holders of Non-Voting Shares, see Certain income tax considerations - Certain United States federal income tax considerations of the Arrangement on page 55. Determining the actual tax consequences of the Arrangement to you may be complex and will depend on your specific situation. We urge you to consult your independent tax advisor for a full understanding of the tax consequences of the Arrangement to you.

FORWARD-LOOKING STATEMENTS

This Circular contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to the results and the potential benefits expected to be achieved from the completion of the transactions contemplated by the Arrangement, including the increased marketability and improved liquidity of the Common Shares, and the absence of an impact on EPS and dividend paid per Common Share and Non-Voting Share. The forward-looking information in this Circular is presented for the purpose of providing information about TELUS’ current expectations having regard for the plans and proposals relating to the transactions contemplated by the Arrangement and such information may not be appropriate for other purposes. Forward-looking statements may also include statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical facts. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation, risks, assumptions and uncertainties related to: the consummation of the Arrangement, including Shareholder approval, Court approval, approval by the TSX and NYSE, the satisfaction or, to the extent possible, waiver of the conditions to the effectiveness of the Arrangement contemplated by the BCBCA, the Final Order and the plan of arrangement; Mason’s efforts to disrupt the Proposal; the market value and trading price of the Common Shares; the level of foreign ownership of TELUS; and other factors set out in this Circular and in our Management’s discussion and analysis filed with securities commissions in Canada and our annual report on Form 40-F filed with the SEC, each for the year ended December 31, 2011, and the year-to-date updates in the Management’s discussion and analysis filed with securities commissions in Canada and the Form 6-K filed with the SEC, each for the second quarter ended June 30, 2012, along with subsequent filings. In evaluating any forward-looking statements in this Circular, we caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Circular to reflect subsequent information, events, results or circumstances or otherwise.

INFORMATION FOR U.S. SHAREHOLDERS

THE COMMON SHARES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Common Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act), and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the Arrangement to the securityholders of the Company. See Regulatory and legal matters - United States securities law matters on page 45.

Non-Voting Shareholders should be aware that the exchange described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See Certain income tax considerations - Certain United States federal income tax considerations of the Arrangement on page 55.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the U.S. Exchange Act), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4(c) under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable disclosure requirements in Canada. Securityholders in the United States should be aware that such requirements are different than those of the United States.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the Company is incorporated and organized under the laws of the Province of British Columbia (Canada), that most of its officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside of the United States. Securityholders resident in the United States may not be able to sue the Company or its directors and officers in a court outside of the United States for violations of United States securities laws. It may be difficult to compel the Company or its affiliates to subject themselves to a United States court’s judgement. In addition, the courts of Canada may not enforce judgements of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal or state securities laws of the United States.

OTHER INFORMATION

These materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by TELUS.

This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such a solicitation is not authorized or in which the person making such a solicitation is not qualified to do so or to any person to whom it is unlawful to make such a solicitation.

The Articles provide registered Common Shareholders as of the Record Date with the right to convert the Common Shares held by such Common Shareholders into Non-Voting Shares no later than on the fifth Business Day preceding the date of the Non-Voting Share Meeting. As of the date of any such conversion, the holders shall not be entitled to exercise any of the rights of Common Shareholders in respect thereof, but shall be entitled to exercise the rights of Non-Voting Shareholders, including the right to vote at the Non-Voting Share Meeting. Article 27.7.3 of the Articles sets forth the procedure to follow in order to exercise such conversion rights.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax or financial and other matters contained in this Circular.

THE ARRANGEMENT

Background to the Arrangement

Historic Overview

The Inception of the Non-Voting Shares

On January 31, 1999, BC TELECOM and TELUS AB consummated a merger of equals by way of two court approved arrangements (the 1999 Arrangements). On January 31, 1999, TELUS (then known as BCT.TELUS Communications Inc.) became the successor to both BC TELECOM and TELUS AB upon completion of the 1999 Arrangements.

As part of the transactions contemplated by the 1999 Arrangements, the authorized share structure of TELUS was amended to create the Non-Voting Shares and the conversion rights attached thereto. Moreover, the power to restrict the issuance, transfer and ownership of shares necessary in order to ensure that TELUS and its subsidiaries remain qualified under the Telecommunications Act was added to the Articles.

Under the 1999 Arrangements, the TELUS AB common shares were adjusted and each outstanding common share of each of BC TELECOM and TELUS AB was exchanged for 0.75 of a Common Share and 0.25 of a Non-Voting Share.

The partial exchange under the 1999 Arrangements for the Non-Voting Shares had been devised by BC TELECOM and TELUS AB, as at the time, GTE beneficially owned approximately 50.7% of the outstanding common shares of BC TELECOM and was in the process of completing a merger with Bell Atlantic, a U.S.-based corporation. Following completion of the merger of GTE and Bell Atlantic in 2000, Verizon (the resulting parent of both GTE and Bell Atlantic), beneficially owned approximately 26% of the outstanding Common Shares, which resulted in there being an aggregate foreign ownership interest of approximately 34%.

The level of foreign ownership of TELUS following the 1999 Arrangements and the merger of GTE and Bell Atlantic was a concern for the board of directors of both BC TELECOM and TELUS AB as pursuant to the Telecommunications Act and the regulations thereunder any holding company (such as TELUS) with shares in another company that is a carrier was required (and is still required) to have not less than 66 2/3 % of the issued and outstanding voting shares owned by Canadians. Since the ownership of voting shares of TELUS by non-Canadians might otherwise have exceeded the thresholds set forth in the Telecommunications Act as a result of the beneficial ownership of Common Shares by Verizon, the following amendments to the Articles were made as a result of the 1999 Arrangements:

•                                          the Non-Voting Shares were created and given the same rights and attributes as the Common Shares, but for voting rights and except as otherwise described below

•                                          if the Telecommunications Act was changed so that there would be no restriction on non-Canadians holding Common Shares, holders of Non-Voting Shares would have the right to convert all or part of their Non-Voting Shares into Common Shares on a one-for-one basis, and TELUS would have the right to require holders of Non-Voting Shares who did not make such an election to convert such shares into Common Shares on a one-for-one basis

•                                          TELUS would provide notice to each holder of Common Shares before a meeting of Shareholders at which holders of Non-Voting Shares would be entitled to vote as a class and in such event, holders of Common Shares would have the right to convert all or part of their Common Shares into Non-Voting Shares on a one-for-one basis provided and to the extent that TELUS and its subsidiaries remained in compliance with the foreign ownership restrictions under the Telecommunications Act

•                                          the Common Shares were subjected to constraints on transfer to ensure TELUS’ ongoing compliance with the foreign ownership provisions of the Telecommunications Act and the holders of Common Shares were given the right, if approved by the Board, to convert Common Shares into Non-Voting Shares on a one-for-one basis in order that TELUS be in compliance with the foreign ownership restrictions under the Telecommunications Act

•                                          in order for holders of the Non-Voting Shares to participate in any offer which is made to the holders of the Common Shares (but that is not made to the holders of Non-Voting Shares on the same terms), the offer must, by reason of applicable securities legislation or the requirement of the stock exchanges on which the Common Shares are listed, be one that has to be made to all or substantially all the holders of Common Shares who are in any province of Canada to which such requirements apply (an Exclusionary Offer). In such circumstances, each holder of Non-Voting Shares will, for the purposes of the Exclusionary Offer only, be permitted to convert all or part of the Non-Voting Shares held into Common Shares on a one-for-one basis during the applicable conversion period. In certain circumstances (namely, where there is the delivery of certificates, at specified times, by holders of 50% or more of the issued and outstanding Common Shares to the effect that they will not, among other things, tender to such Exclusionary Offer and will not themselves make an Exclusionary Offer), these conversion rights will not come into effect.

In addition to the amendments described above, TELUS also instituted a declaration and reservation system under which, once a purchaser of Common Shares (or the broker acting on the behalf of such purchaser) has declared it is a non-Canadian, it must request a reservation number from Computershare, TELUS’ registrar and transfer agent, prior, and as a condition, to the transfer or issuance of Common Shares becoming effective.

Acquisition of Clearnet

On October 20, 2000, TELUS acquired 95% of the outstanding shares of Clearnet pursuant to a take-over bid. The remaining 5% of the outstanding shares were acquired by TELUS through the compulsory acquisition procedures under the Canada Business Corporations Act in January 2001. Clearnet also had a dual class share structure incorporating common shares and non-voting shares as a result of the same foreign ownership restrictions to which TELUS was subject. Prior to the acquisition, the Clearnet non-voting shares were listed on both the TSX and NASDAQ. Under the terms of the take-over bid, Clearnet shareholders were offered in consideration of their shares a choice of cash, Non-Voting Shares or a combination of cash and Non-Voting Shares. At that time, the Non-Voting Shares were already listed on the TSX. As part of this acquisition, the Non-Voting Shares were listed on the NYSE and the non-voting shares of Clearnet were delisted from both the TSX and NASDAQ in 2001.

Divestiture by Verizon

On November 30, 2004, the single most important non-Canadian Shareholder, Verizon, and the Company entered into an agreement pursuant to which the Company agreed to accommodate Verizon’s desire to divest all of its 20.5% equity investment in TELUS. This divestiture was effected through a public secondary offering of Verizon’s entire equity interest. Following the completion of the divestiture, the foreign ownership of the Common Shares was significantly reduced.

2005 Amendment to the Notice of Articles and Articles

In 2005, the Notice of Articles and the Articles were amended to provide, among other things, that the special rights and restrictions relating to foreign ownership compliance under the Telecommunications Act attaching to the Common Shares and the Non-Voting Shares be extended to ensure similar special rights, restrictions and compliance under both the Radiocommunication Act and the Broadcasting Act. These amendments had been put forward by TELUS in light of new business undertakings which were (and are still) subject to the foreign ownership restrictions under the Radiocommunication Act and the Broadcasting Act to continue to be eligible to be issued radio authorizations, radio licenses for radiocommunications or broadcasting distribution licenses. The foreign ownership restrictions under both the Radiocommunication Act and the Broadcasting Act were and continue to be substantially similar to those provided for under the Telecommunications Act.

Proposed income trust conversion

On September 11, 2006, the Company announced that the Board of Directors had unanimously approved a proposal to reorganize the Company in its entirety into an income trust. Under the terms of the proposed conversion, Shareholders would have received one trust unit of the income trust for each Share held (whether a Common Share or a Non-Voting Share). The Company received a fairness opinion from TD Securities Inc. to the effect that the proposed conversion was fair from a financial point of view to TELUS Shareholders. The income trust would have been a mutual fund trust and would have had only one class of units. However, on October 31, 2006, the federal Minister of Finance announced a new tax plan that increased the taxation of income trusts. TELUS then re-evaluated its proposal in light of the Minister’s announcement and, on November 24, 2006, announced that it would not proceed with the proposal as TELUS’ management and the Board of Directors believed it was no longer in the best interest of TELUS and its Shareholders to do so.

Liberalization of foreign ownership rules

In recent years, the federal government has shown interest in considering the liberalization of foreign ownership rules applicable to entities such as TELUS.

More specifically, the Federal Government Throne Speech on March 3, 2010 and the Federal Budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. At present, the relaxation of the ownership and control regime is confined to satellite providers and telecommunications companies that hold less than a 10% share of the Canadian telecommunications market. Any further relaxation of the regime would require the enactment of legislation.  In June 2010, Industry Canada unveiled three options for consultation on lifting foreign ownership restrictions for telecommunications companies, which included a phased in approach to liberalization that would allow increased flexibility for carriers with less than 10% national market share. On June 29, 2012, Bill C-38 received Royal Assent and came into effect amending the Telecommunications Act to remove foreign ownership restrictions for telecommunications companies that hold less than a 10% share of the total Canadian telecommunications market.  Pursuant to these amendments, a non-Canadian company may now acquire a Canadian telecommunications company holding less than 10% of the total Canadian market share and may increase its annual revenue through either organic growth or mergers and acquisitions up to that 10% threshold.  Following the date on which the Canadian telecommunications company meets this 10% threshold, the company  remains eligible to operate as long as the increase in its annual revenues from the provision of telecommunications services in Canada to 10% or more of the total annual revenues from the provision of telecommunications services in Canada did not result from the acquisition of control of another Canadian carrier or from the acquisition of assets used by another Canadian carrier to provide telecommunications services. These amendments therefore do not affect TELUS but the Company is hopeful these changes to foreign ownership limits provided by the Federal Government are a first step towards full liberalization of restrictions across the industry.

Background to the Initial Proposal

Origins of the Initial Proposal

The principal difference between the Non-Voting Shares and the Common Shares is that the Non-Voting Shares do not possess full voting rights. Notwithstanding that both classes of Shares are entitled to the same dividend, are widely held and have similar liquidity, the Non-Voting Shares have historically traded at a discount to the trading price of our Common Shares. Over the past three years, the average discount in the trading price of the Non-Voting Shares relative to the trading price of our Common Shares has been approximately 4.0%. During the six month period since the announcement of the Initial Proposal, the average discount in the trading price of the Non-Voting Shares relative to the trading price of our Common Shares has been approximately 2.0%.

Furthermore, the Non-Voting Shareholders have, on a number of occasions, been given the opportunity or had the right under the Articles to vote on important corporate developments. These occasions include every vote on the adoption or ratification of the Rights Plan since it was first adopted in 2000 and the adoption of amendments to the Notice of Articles and the Articles in 2005, described above. Under Article 27.10 of the Articles, both Non-Voting Shareholders and Common Shareholders have the right to approve, by separate special resolution of two-thirds of the votes attached to their Shares, each voting separately as a class, any deletion, amendment, modification or variation to the provisions of Article 27, which provides for the rights, privileges, conditions and restrictions attached to the Common Shares and the Non-Voting Shares. Moreover, Non-Voting Shareholders would have had a vote on TELUS’ proposed conversion to an income trust, had that transaction proceeded. Similarly, the BCBCA provides that holders of Non-Voting Shares have the right to vote on the Arrangement.

A number of Shareholders have in the past expressed their concern to TELUS about the impact of TELUS’ dual class share structure on liquidity and trading volumes. The Company therefore determined that extending full voting rights to all of TELUS’ Shareholders through the elimination of the dual class structure warranted careful consideration since this would also be consistent with good governance practices.

In the past, the Shareholder base included Verizon, a non-Canadian Shareholder, that held a significant block of the Common Shares. TELUS’ dual class share structure and the issuance of

Non-Voting Shares thereunder, together with special rights and ownership restrictions set forth in the Articles as well as the reservation system described above under The Arrangement — Background to the Arrangement — Historic Overview — The Inception of the Non-Voting Shares on page 22, were necessary to enable the Company to comply with foreign ownership restrictions prescribed by the Telecommunications Act. Since the divestiture by Verizon in 2004, TELUS’ historical non-Canadian Share ownership had been on average under 20%, well below the regulatory threshold of 33 1/3%.

However, as a result of the short term, event driven tactics deployed by non-Canadian funds managed by Mason described under The Arrangement — Background to the Arrangement — Background to the Initial Proposal — Hedge Fund Arbitrage on page 28, on March 21, 2012, as announced by TELUS on March 22, 2012, the non-Canadian ownership level of the Common Shares was believed to be approximately 24% at that time and, when including approved and pending reservation applications for the purchase of Common Shares by non-Canadians, this level would have increased beyond the 33 1/3 % foreign ownership restrictions. Accordingly, TELUS restricted the number of Common Shares available through its reservation system and the percentage of foreign ownership of the Common Shares was 32.59% as at June 29, 2012.

The increase in foreign ownership of the Common Shares above historical levels was an exceptional development that was the direct result of Mason’s actions, as the funds managed by Mason acquired approximately 19% of the Common Shares despite having only a minor net economic investment in the Company. It can be expected that foreign ownership will return to normal levels consistent with year-end holdings of approximately 18% once Mason closes its position.

The Initial Proposal

In the months of December 2011 and January 2012, management analyzed the matter and prepared a submission to the Board of Directors in relation to the proposal to replace the Company’s dual class share structure with a single class of voting equity securities, each having one vote per share (the Initial Proposal). The Company consulted with its legal advisors regarding the Initial Proposal, as well as reviewed and considered precedent transactions and potential structures pursuant to which the Initial Proposal could possibly be implemented. The Board of Directors in turn determined on January 25, 2012 that a Special Committee comprised of Brian Canfield (Chair of the Special Committee), Charlie Baillie, John Butler, John Lacey, Rusty Goepel and Bill MacKinnon should be established to carefully consider the implications of the Initial Proposal, whether to proceed with the Initial Proposal and, if so, the most appropriate way to implement the Initial Proposal.

The Initial Proposal contemplated the consummation of a court-approved plan of arrangement under Division 5 of the BCBCA providing for, among other things, the conversion of all outstanding Non-Voting Shares into Common Shares on a one-for-one basis and the removal of the Non-Voting Shares from the authorized share structure of the Company by way of an amendment to the Notice of Articles and the Articles. The Initial Proposal would also have involved a series of consequential amendments to the Notice of Articles and the Articles.

Review of the Initial Proposal

The Special Committee retained Scotia Capital to provide it with independent financial advice. At the request of the Special Committee, Scotia Capital provided the Initial Fairness Opinion as to the fairness of the proposed conversion ratio, from a financial point of view, to the holders of Common Shares and to the holders of the Non-Voting Shares.

Between February 1, 2012 and February 27, 2012, the Special Committee held five meetings to discuss the Initial Proposal. The Special Committee received ongoing advice from Osler, Scotia Capital and TELUS’ management in respect of the Initial Proposal. Additional legal advice was obtained from Farris and Skadden. The Special Committee received ongoing financial advice from and presentations by Scotia Capital, including (i) a detailed presentation on February 8, 2012 in which Scotia Capital set out its preliminary views concerning the proposed transaction, (ii) a further presentation on February 15, 2012 in which a detailed update was provided concerning Scotia Capital’s observations on the proposed transaction and (iii) a final presentation on February 21, 2012 setting out Scotia Capital’s conclusions on the fairness of the Initial Proposal.

Recommendation of the Special Committee and the Board of Directors — Initial Proposal

The Special Committee unanimously recommended that the Board approve the Initial Proposal and recommended that Shareholders vote in favour of the Initial Proposal. The Special Committee also determined, based on its overall consideration of procedural and substantive factors relating to the Initial Proposal, that the Initial Proposal was in the best interests of TELUS and was reasonable and fair in the circumstances. Among other factors, the Initial Proposal was expected to enhance the liquidity and marketability of TELUS’ Shares. It would also have enhanced TELUS’ leadership in respect of good governance by granting the right to vote to Non-Voting Shareholders, thereby aligning the Company’s capital structure with what is generally viewed as best practice.

Following the Special Committee meeting on February 21, 2012, the Board met on the same day, and based on the recommendation of the Special Committee and the considerations set out at pages 92 to 97 of the 2012 Information Circular under The Arrangement, Background to the proposed arrangement, Special Committee review of the Proposal, Reasons for the recommendation of the Special Committee, Procedural fairness, Substantive fairness and Fairness Opinion and after receipt of a presentation from Scotia Capital in respect of the Initial Fairness Opinion, the Board of Directors determined that the Initial Proposal was in the best interests of TELUS and was reasonable and fair in the circumstances and recommended that Shareholders vote in favour of the Initial Proposal.

On March 14, 2012, the Board of Directors met again and determined that the Initial Proposal was in the best interests of TELUS and was reasonable and fair in the circumstances. It therefore approved proceeding with the Initial Proposal, and recommended that Shareholders vote in favour of the Initial Proposal at the 2012 Annual Meeting.

Announcement of the Initial Proposal and Market Reaction

On February 21, 2012, TELUS issued a news release outlining the key terms of the Initial Proposal. Following the announcement of the Initial Proposal, the gap between the trading price of the Non-Voting Shares and the Common Shares narrowed passing from $2.10 or a discount of approximately 3.8% on February 21, 2012 to $0.50 or a discount of approximately 0.9% on February 22, 2012, the day following the announcement, and maintained an average of $1.22, or an average discount of approximately 2.0% until August 30, 2012. This tightening of the spread was consistent with favourable market reaction to the Initial Proposal and the Special Committee’s view that there were no quantifiable reasons to justify the trading discount between the price of the Non-Voting Shares and the Common Shares given that both classes of Shares are entitled to the same dividend per Share and EPS, are widely held and have similar liquidity.

In addition, the prices of both the Non-Voting Shares and Common Shares increased upon the announcement of the Proposal. The trading price of the Common Shares and the Non-Voting Shares increased by approximately 2.4% and 5.5%, respectively, on February 22, 2012, representing an increase of approximately $675 million in the Company’s equity value as compared to a 0.6% increase for the TSX.

Hedge Fund Arbitrage

The narrowed spread of approximately one per cent remained in place until Mason, a hedge fund based in the United States, deployed a short-term trading strategy by acquiring Common Shares, while simultaneously borrowing and then selling an equivalent number of Non-Voting Shares and Common Shares. This trading strategy is a classic case of what is known as “empty-voting” since Mason has come to hold the voting rights for more than 19% of TELUS’ Common Shares but has an economic interest, as last reported, of less than 0.25% of TELUS’ outstanding equity securities. This strategy was designed to generate a sizeable profit for the hedge fund in the event that it was able to defeat the Initial Proposal and have the spread return to its historic level (since Mason would then repurchase Shares in the market (in order to return them to lenders) for less than it had sold the borrowed Shares). The rest of TELUS’ Shareholders, however, would then have suffered the consequences of the decreased trading price.

On April 10, 2012, Mason reported that funds managed by it beneficially owned as at March 31, 2012 an aggregate of 32,722,329 Common Shares, representing approximately 18.7% of the outstanding Common Shares, and 602,300 Non-Voting Shares, representing approximately 0.4% of the outstanding Non-Voting Shares. Mason also announced that it, together with the funds that it manages, had obligations under securities lending arrangements to return to lenders an aggregate of 10,963,529 Common Shares and 21,672,700 Non-Voting Shares in connection with prior short sales made by such hedge funds of Non-Voting Shares and Common Shares. Mason also advised it intended to vote against the Initial Proposal.

Mason’s report therefore highlighted that funds controlled by Mason held a significant number of “empty votes” (by having a position in Common Shares representing a nominal net economic interest in such Common Shares) which they would cast at the 2012 Annual Meeting to vote down the Initial Proposal.

In an attempt to further influence the vote on the Initial Proposal at the 2012 Annual Meeting, Mason issued a dissident proxy circular dated April 20, 2012 in order to solicit proxies from Shareholders to vote against the Initial Proposal. Mr. Brian Canfield, Chair of the Board, and Mr. Darren Entwistle, President and Chief Executive Officer, sent a letter to Shareholders on April 25, 2012 in response to Mason’s circular.

Independent Proxy Advisory Services Firms’ Recommendations — Initial Proposal

On April 23, 2012, both ISS and Glass Lewis, the two leading independent proxy advisory services firms, each recommended in their initial reports to their institutional clients to vote in favour of the Initial Proposal.

ISS concluded that a vote in favour of the Initial Proposal was warranted, “as the [Initial Proposal] would align voting rights with economic interest, offers [S]hareholders meaningful economic opportunity through increased trading liquidity and a dual-listing of the Common Shares on [NYSE], and has been ratified by a strong market response — and as the [C]ompany’s Articles effectively preclude any exchange ratio other than the proposed one-for-one exchange.”

Glass Lewis also recommended that Shareholders vote in favour of the Initial Proposal, noting, “the potential long term financial benefits of a simplified share class structure, which will replace a share structure that was established to address foreign ownership restrictions that are no longer a major concern for the [C]ompany, outweigh any short term dilutive effects or costs resulting from the conversion.”

On April 27, 2012, both ISS and Glass Lewis re-iterated their respective recommendations that Shareholders vote in favour of the Initial Proposal after considering the dissident proxy circular issued by Mason.

Despite these recommendations, Mason sought to defeat the Initial Proposal because it believed that the trading price of the Non-Voting Shares would decrease more than the trading price of the Common Shares and therefore Mason would profit because the gain on its Non-Voting Share short position would exceed any loss on its offsetting Common Share position.

Withdrawal of Initial Proposal

On May 8, 2012, TELUS announced that it had withdrawn the Initial Proposal since the empty voting trading tactics of Mason and lack of regulatory oversight of the practice made it apparent that a vote on the Initial Proposal to be held at TELUS’ 2012 Annual Meeting would not succeed. TELUS also announced that it remained committed to collapsing its dual class share structure.

Background to the Proposal

In March 2012, TELUS’ management determined that it was appropriate to investigate other strategies that would provide Shareholders an opportunity to consider a new proposal that would result in the Common Shares becoming the only class of issued and outstanding equity securities. The Company consulted with its legal advisors with respect to potential structures of, and legal considerations related to, a new proposal that could potentially be implemented to achieve such a result. Discussions regarding this approach were first held with the Special Committee and the Board in April 2012. In July 2012, following completion of its analysis with the advice and assistance of its legal advisors, management determined that it was advisable to recommend to the Board that they carefully consider the implications of the Proposal and whether to proceed with the Proposal.

The Proposal involves a court-approved plan of arrangement which provides for the exchange of all the outstanding Non-Voting Shares for Common Shares on a one-for-one basis. The Company is not proceeding at this stage with an amendment to the Notice of Articles or the Articles in order to remove the Non-Voting Shares from the authorized share structure of the Company. In accordance with the BCBCA, the Proposal is subject to approval by at least two-thirds of the votes cast by the Non-Voting Shareholders at the Non-Voting Share Meeting. As the Common Shares will not see their legal rights change, the Proposal is subject to approval by at least a simple majority of the votes cast by the Common Shareholders at the General Meeting.

Mandate of the Special Committee

The Special Committee has the following mandate:

•                  to review, direct and supervise the process to be carried out by the Company and its professional advisors in assessing the Proposal

•                  to consult and enter into such discussions with the Board, management, professional advisors to the Company and such other parties as the Special Committee deemed necessary or advisable in relation to its assessment, consideration and review of the Proposal

•                  to supervise the conduct of and, if necessary or appropriate, to conduct any discussions on behalf of, the Company with respect to the Proposal

•                  to conduct and carry out such investigations in relation to the Proposal as the Special Committee deemed necessary or advisable

•                  to consider such other matters as the Special Committee determined to be necessary or advisable in order to report and make recommendations to the Board with respect to the Proposal

•                  to report and to consider and make recommendations to the Board with respect to the Proposal and processes related to the Proposal as the Special Committee considered necessary or advisable (including the calling and holding of any meeting of Shareholders and the implications of the Proposal for the Shareholders and other stakeholders of the Company).

The Special Committee has the following powers:

•                  to retain financial advisors of its choosing at the Company’s expense to assist the Special Committee and the Company, including with respect to the preparation of a fairness opinion if required or appropriate in the circumstances

•                  if appropriate, to advise the Board with respect to any matters or issues of concern to the Special Committee in connection with the Proposal that the Special Committee considered necessary or advisable

•                  to authorize and approve such documents and agreements as may be necessary for the proper performance by the Special Committee of its responsibilities including, without limitation, the terms of any compensation, engagement or indemnification agreements with the professional advisors to the Special Committee and to direct the management of the Company with respect to the execution and delivery of same

•                  to review and comment upon, in the course of preparation thereof, all circulars or documents to be mailed or delivered by the Company to its Shareholders or to be filed with courts or securities regulatory authorities in Canada or the United States in connection with the Proposal and, in particular, approve those portions of such circulars or documents which pertain to the Special Committee, the recommendations of the Special Committee to the Board and the reasons for such recommendations

•                  to take such actions as the Special Committee determined are necessary or advisable to provide the Shareholders with sufficient information with respect to the Proposal so as to enable them to make an informed decision with respect to the Proposal

•                  to take such other steps, retain such additional professional advisors and do such other things as it, in its discretion, considered to be necessary or advisable, to discharge its responsibilities.

Special Committee review of the Proposal

The Special Committee asked Scotia Capital to provide it with independent financial advice with respect to the Proposal. Scotia Capital provided a fairness opinion as to the fairness of the proposed exchange ratio, from a financial point of view, to the holders of Non-Voting Shares and to the holders of Common Shares, respectively. A more detailed summary of the Scotia Fairness Opinion is set out under The Arrangement — Scotia Fairness Opinion on page 34.

Between April 17, 2012 and August 21, 2012, the Special Committee held three meetings to discuss the Proposal, the Arrangement and the Transaction Documents. The Special Committee received ongoing financial advice from and presentations by Scotia Capital, including (i) a presentation on April 17, 2012 in which Scotia Capital set out its view with respect to the timing of the announcement of a potential revised proposal; (ii) a detailed presentation on August 17, 2012 in which Scotia Capital set out the financial aspects of the Proposal; and (iii) a final presentation on August 21, 2012 described below setting out Scotia Capital’s conclusions on the fairness of the exchange ratio which are set out in the Scotia Fairness Opinion attached as Appendix F.

Special Committee meetings

April 17, 2012 Meeting

On April 17, 2012, the Special Committee received a presentation from management on developments since the announcement of the Initial Proposal. The Special Committee received advice from Scotia Capital with respect to the timing of the announcement of a potential revised proposal and Osler briefed the Special Committee with respect to legal considerations relating to moving forward with a potential revised proposal. The Special Committee then held discussions with management and its legal and financial advisors concerning the potential revised proposal. No decision was made by the Special Committee at this meeting as to whether the Company should proceed with a potential revised proposal.

August 17, 2012 Meeting

On August 17, 2012, the Special Committee received a presentation from management regarding the structure of the Proposal and the process that would need to be followed to implement the Proposal. The Special Committee also received detailed financial advice from Scotia Capital with respect to the financial aspects of the Proposal, including the proposed exchange ratio, and received legal advice from Osler together with a presentation from Osler on the proposed content of the draft Circular, the Interim Order and the Plan of Arrangement. The Special Committee then discussed a range of issues relating to the Proposal.

August 21, 2012 Meeting

On August 21, 2012, the Special Committee received a presentation from Scotia Capital in which it reviewed the factors that it had considered in assessing the fairness of a one-for-one exchange ratio, from a financial point of view, to the holders of Common Shares and the holders of Non-Voting Shares, respectively. It also confirmed that it was in a position to deliver a fairness opinion and reviewed the fairness opinion with the Special Committee, discussing the matters described under The Arrangement — Scotia Fairness Opinion on page 34. Scotia Capital concluded that the proposed one-for-one exchange ratio is fair, from a financial point of view, to the holders of Common Shares and to the holders of Non-Voting Shares, respectively. The Special Committee then reviewed a draft report to the Board of Directors which included its recommendation to the Board on the Arrangement. After further discussions with its legal and financial advisors concerning the Proposal, the Special Committee unanimously recommended, based on the considerations set out under The Arrangement — Reasons for the Recommendation of the Special Committee on page 32, that the Board approve proceeding with the Arrangement and recommend to Shareholders that they vote in favour of the Arrangement Resolution. It also resolved to adopt the report of the Special Committee to the Board of Directors and to approve those portions of the draft Circular pertaining to the Special Committee, the recommendations of the Special Committee to the Board and the reasons for such recommendations.

Recommendation of the Special Committee to the Board of Directors

The Special Committee unanimously recommended, based on the considerations set out below, that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement Resolution. The Special Committee also determined, based on its overall consideration of procedural and substantive factors relating to the Proposal, that the Arrangement is in the best interests of TELUS and is fair in the circumstances.

Reasons for the Recommendation of the Special Committee

In its review of the Proposal, the Special Committee considered a number of factors. The Special Committee concluded that the Proposal is expected:

•                  to enhance the liquidity and marketability of TELUS’ Shares, including through the increase of the Common Share class from approximately 175 million Common Shares to more than 325 million Common Shares and a listing of the Common Shares on NYSE for the first time

•                  to address concerns expressed by Shareholders about the impact of TELUS’ dual class share structure on liquidity and trading volumes

•                  to enhance TELUS’ leadership in respect of good corporate governance practices by granting the right to vote to the Non-Voting Shareholders, who hold approximately 46% of the Shares and already have the same economic interest in the Company as the Common Shareholders, such as the same dividend rights

•                  to align the capital structure of the Company with what is generally viewed as best practice

•                  to continue TELUS’ ongoing ability to comply with the foreign ownership restrictions under the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act as the Company will continue to have the ability under the Articles and applicable law to ensure such compliance

•                  not to affect the EPS and dividend paid per Common Share and Non-Voting Share.

The Special Committee also considered issues of procedural fairness and of substantive fairness in respect of the Proposal. In making its determination, the Special Committee concluded that, in its judgement, on balance, the positive procedural and substantive factors outweigh any negative factors, as further outlined below under The Arrangement — Procedural fairness and The Arrangement — Substantive fairness.

Procedural fairness

In respect of the question of procedural fairness, the Special Committee considered the following factors:

•                                          the Special Committee conducted a thorough and careful review of the Arrangement and the transactions proposed to be completed thereunder

•                                          in conducting its review, the Special Committee retained and received extensive advice from independent financial advisors (including with respect to relevant precedent transactions)

•                                          the Special Committee received extensive legal advice on relevant legal considerations including the Shareholder approval levels under the Proposal

•                                          the Board had been and would be advised by TELUS’ legal advisors and would review the Scotia Fairness Opinion with the independent financial advisors

•                                          the approval of the Arrangement by Shareholders must be by: (i) a special separate resolution of at least two-thirds of the votes cast by holders of Non-Voting Shares present in person or represented by proxy and entitled to vote at the Non-Voting Share Meeting; and (ii) a separate ordinary resolution of at least a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the General Meeting

•                                          the Special Committee and the Board would ensure that the Circular to be delivered to Shareholders in respect of the Meetings contained sufficient information to permit Shareholders to form a reasoned judgement concerning the Arrangement, including the terms of the Arrangement, the background to the Proposal, the process followed by the Board and the Special Committee in reviewing the Proposal, a summary of the advice received by the Special Committee, the Scotia Fairness Opinion and the factors considered in making the recommendations contained in the Circular

•                                          completion of the Arrangement would be subject to the important oversight of a judicial determination as to its fairness at a hearing. The Special Committee noted that if the Arrangement did not receive the requisite Shareholder and Court approvals, the Arrangement would not be implemented

•                                          Non-Voting Shareholders who do not vote in favour of the Arrangement would have dissent rights in accordance with Division 2 of Part 8 of the BCBCA, as modified by the Arrangement and the Interim Order.

Substantive fairness

In respect of substantive fairness, the Special Committee considered the following factors, among others:

•                                          following completion of the Arrangement, all holders of Non-Voting Shares will have a vote in proportion to their relative interest in TELUS, including with respect to the election of directors, consistent with companies that do not have dual class share structures

•                                          the Special Committee sought and obtained the Scotia Fairness Opinion confirming the fairness of the proposed exchange ratio from a financial point of view, to both the Common Shareholders and the Non-Voting Shareholders, respectively

•                                          the implementation of the Proposal may potentially enhance liquidity for the Common Shares to the extent that certain investors who choose not to invest, or are restricted by investment policies from investing, in shares of corporations with dual class share structures may consider purchasing shares of TELUS following implementation of the Arrangement

•                                          the Arrangement would not have a negative impact on EPS, dividend yields or trading liquidity

•                                          the Arrangement would not have negative accounting or tax implications.

Scotia Fairness Opinion

The views of Scotia Capital expressed in the Scotia Fairness Opinion were an important consideration in the Special Committee’s unanimous recommendation of the Arrangement to the Board and the Board’s decision to proceed with the Arrangement.

The Special Committee retained Scotia Capital, among other things, to address the fairness, from a financial point of view, of the proposed exchange ratio to the Common Shareholders and the Non-Voting Shareholders, respectively. In connection with this mandate, Scotia Capital provided an opinion to the Special Committee to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the proposed exchange ratio is fair, from a financial point of view, to the holders of Non-Voting Shares and to the holders of Common Shares, respectively.

In assessing the fairness of the proposed exchange ratio from a financial point of view, Scotia Capital considered the context under which the Non-Voting Shares were created, the legal attributes of each class of Shares and the net benefits that accrue to each class of Shares as a result of the Arrangement. Scotia Capital also reviewed and considered recent dual class share collapse transactions. Scotia Capital considered the historical trading values of the Common Shares and the Non-Voting Shares, but considered that less relevant than the intrinsic value of each class of Shares as affected by the proposed Arrangement. In particular, Scotia Capital considered, among others, the following factors:

•                                          the dual class share structure was originally designed solely to deal with foreign ownership rules at a time when the Company’s Shareholder base included a significant non-Canadian Shareholder

•                                          pursuant to the Articles, the Common Shares and the Non-Voting Shares have equal economic rights, including the right to any dividends or distributions or a share of proceeds on any winding up of the Company

•                                          pursuant to the Articles, upon the elimination of the foreign ownership restrictions, the Non-Voting Shares will be exchanged into Common Shares on a one-for-one basis

•                                          existing coat-tail provisions provide that the Non-Voting Shares are convertible into Common Shares on a one-for-one basis in connection with a takeover bid that is not also extended to holders of Non-Voting Shares on the same basis as the holders of Common Shares

•                                          upon completion of the Arrangement the EPS attributable to each of the Common Shares and Non-Voting Shares remains unchanged

•                                          upon completion of the Arrangement the dividend paid per Share on each of the Common Shares and Non-Voting Shares remains unchanged

•                                          benefits of the Arrangement resulting from improved corporate governance, simplification of the share structure and improved trading liquidity will accrue to both classes of Shares as was evidenced by both classes of Shares outperforming their peers and the broader index since the initial announcement of a one-for-one share collapse on February 21, 2012

•                                          based on jurisdictional relevance and capital markets framework, Canadian transactions were deemed to be most relevant to the analysis and a review of 22 dual share collapse transactions in Canada (17 of which occurred 2000 onward) where a company has, outside a change of control event, reorganized their share structure from differential voting classes to a single class of voting shares:

•                  unlike TELUS’ situation, in all 22 instances, the reorganization resulted in the company transferring the balance of control from an individual or tightly held group to the market

•                  in 16 of the 22 instances, a one-for-one exchange ratio was used and since 2000, 15 of the 17 transactions that occurred used a one-for-one exchange ratio

•                  in 14 of the 17 instances where such companies had coat-tail provisions (like TELUS does) a one-for-one exchange ratio was used and since 2000 in all 13 instances where such companies had coat-tail provisions (like TELUS does) a one-for-one exchange ratio was used.

The full text of the Scotia Fairness Opinion, setting out the assumptions made, matters considered, and limitations and qualifications on the review undertaken in connection with the Scotia Fairness Opinion and Scotia Capital’s approach to fairness, is attached as Appendix F to this Circular. The summary of the Scotia Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Scotia Fairness Opinion.

Under the Engagement Letter, the Company has agreed to pay a fee to Scotia Capital for its services as a financial advisor. The fee payable to Scotia Capital is not contingent in whole or in part on the outcome of the Arrangement or on the conclusions reached in the Scotia Fairness Opinion. The Company has also agreed to reimburse certain reasonable out-of-pocket expenses to Scotia Capital and indemnify Scotia Capital against certain liabilities in connection with its engagement.

The Scotia Fairness Opinion is not a recommendation to any Shareholder as to how to vote or act on any matter relating to the Arrangement. In addition, the Scotia Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Arrangement. At TELUS’ direction, Scotia Capital has not been asked to, nor does Scotia Capital, offer any opinion as to the material terms (other than the proposed exchange ratio) of the Arrangement, or the form of the Proposal. The Special Committee and the Board urge the Shareholders to read the Scotia Fairness Opinion, attached hereto as Appendix F, carefully and in its entirety.

Recommendation of the Board of Directors

Following the Special Committee meeting on August 21, 2012, the Board met on the same day, and based on the recommendation of the Special Committee and the considerations set out under The Arrangement — Reasons for the Recommendation of the Special Committee on page 32 and after receipt of a presentation from Scotia Capital in respect of the Scotia Fairness Opinion, the Board of Directors determined that the Proposal is in the best interests of TELUS and is fair in the circumstances and recommended that Shareholders vote in favour of the Arrangement Resolution. On August 21, 2012, TELUS issued a news release outlining the key terms of the Proposal and the Arrangement.

Terms of the Arrangement

The following description is qualified in its entirety by reference to the full text of the plan of arrangement, which is attached as Appendix D to this Circular.

Commencing at the Effective Time, the following transactions, among others, will occur and will be deemed to occur in the following order:

(a)          each Non-Voting Share held by a Dissenting Shareholder in respect of which such Dissenting Shareholder has given Notice of Dissent and has not effectively withdrawn or lost its Dissent Rights (each, a Dissenting Share) shall, as of the Effective Time, be and be deemed to be transferred by the holder thereof to the Company (free and clear of any Liens) in consideration for the right to be paid by the Company the fair value of such Dissenting Share determined and payable in accordance with Article 3 of the plan of arrangement and, as of the Effective Time, such Dissenting Shareholder will cease to be the holder thereof or have any rights as a holder in respect of such Dissenting Share other than the right to be paid by the Company the fair value of such Dissenting Share determined and payable in accordance with the plan of arrangement and such Dissenting Shares shall be cancelled, shall not be retained by the Company and shall not be reissued by the Company

(b)         each Non-Voting Share outstanding immediately prior to the Effective Time (other than Dissenting Shares transferred to the Company pursuant to Section 2.2(a) of the plan of arrangement), shall be and be deemed to have been exchanged for one Common Share, the rights of the holders of such exchanged Non-Voting Shares as the holder thereof shall cease, the holders of such exchanged Non-Voting Shares shall be treated for all purposes as having become the holder of record of Common Shares, and the amount added to the capital of the Company’s Common Shares on the aforesaid exchange shall be an amount equal to the paid-up capital (for purposes of the Income Tax Act (Canada)) of the Non-Voting Shares so exchanged

(c)          each outstanding Non-Voting Option that has not been duly exercised prior to the Effective Time shall be and shall be deemed to be exchanged for a Replacement Option to purchase from the Company one Common Share. Such Replacement Option shall provide for an exercise price per Common Share equal to the exercise price per Non-Voting Share of such Non-Voting Option immediately prior to the Effective Time. Except as otherwise described in this paragraph, the term to expiry, vesting schedule, conditions to and manner of exercising, and all other terms and conditions of a Replacement Option will be the same as the Non-Voting Option for which it is exchanged, and any document or agreement previously evidencing a Non-Voting Option shall thereafter evidence and be deemed to evidence such Replacement Option

(d)         the Company Stock Option Plans shall be amended and restated and shall be deemed to have been amended and restated to (i) reflect the exchange of Non-Voting Shares for Common Shares, (ii) remove any and all restrictions to the granting of options to purchase Common Shares (other than the reserves of the Common Shares and the Non-Voting Shares existing immediately prior to the Effective Time) and (iii) effect such consequential amendments as are necessary to properly reflect such changes by amending and restating each Company Stock Option Plan

(e)          the DRISP shall be amended and restated and shall be deemed to have been amended and restated to (i) provide that dividends paid in cash after the Effective Time will be reinvested into Common Shares in lieu of Non-Voting Shares, (ii) provide that optional cash payments made by participants after the Effective Time will be applied to the purchase of Common Shares in accordance with the DRISP, (iii) provide that the purchase price for Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price and (iv) effect such consequential amendments as are necessary to properly reflect such changes by amending and restating the DRISP and such amended and restated DRISP shall continue to be deemed to be, in all respects, the DRISP

(f)            all existing participants enrolled in the DRISP who have exchanged their Non-Voting Shares for Common Shares pursuant to the Arrangement shall, in respect of the Common Shares received, be deemed to be enrolled in, and participants under, the DRISP without any further act or formality on the part of such participants

(g)         all of the Non-Voting Shares exchanged for Common Shares and all of the Non-Voting Options exchanged for Replacement Options shall thereafter be immediately cancelled.

Effects of the Arrangement

If the Arrangement is approved by the Shareholders and, the Court and such other conditions to the effectiveness of the Arrangement, are either satisfied or waived, and the Board does not decide against proceeding with the Arrangement, then the Arrangement will become effective at, and be binding at and after, the Effective Time. Pursuant to the Arrangement, among other things:

•                                          all of the issued and outstanding Non-Voting Shares will be exchanged for Common Shares on a one-for-one basis

•                                          no Non-Voting Shares will remain issued and outstanding

•                                          TELUS will have a single class of issued and outstanding voting equity securities, namely the Common Shares

•                                          each Common Share will continue to carry one vote per share

•                                          all of the Non-Voting Options will be exchanged for Replacement Options on a one-for-one basis and the exercise price, the vesting schedule and the other terms and conditions of each such Replacement Option will be the same as those of the Non-Voting Options

•                                          the Stock Option Plans will be amended and restated to (i) reflect the exchange of the issued and outstanding Non-Voting Shares for Common Shares, (ii) remove any and all restrictions to the granting of options to purchase Common Shares and (iii) effect such consequential amendments as are necessary to properly reflect such changes

•                                          the DRISP will be amended and restated to (i) provide that dividends paid in cash after the Effective Time will be reinvested into Common Shares in lieu of Non-Voting Shares, (ii) provide that optional cash payments made by participants after the Effective Time will be applied to the purchase of Common Shares in accordance with the DRISP, (iii) provide that the purchase price for Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price rather than a 20-day weighted average trading price, and (iv) effect such consequential amendments as are necessary to properly reflect such changes

•                                          all existing participants enrolled in the DRISP who exchanged their Non-Voting Shares for Common Shares pursuant to the Arrangement will be deemed to be enrolled in, and participants under, the DRISP without any further act or formality on the part of such participants

•                                          all of the Non-Voting Shares exchanged for Common Shares and all of the Non-Voting Options exchanged for Replacement Options shall thereafter be immediately cancelled.

In addition to the above-mentioned effects, the Board of Directors has approved a resolution (i) amending and restating the Directors Plan, Performance Stock Unit Plan and Restricted Stock Unit Plan such that, from and after the Effective Time, the amount payable to an incentive rights holder upon exercise will be based on the market price of the Common Shares or will be payable in Common Shares rather than Non-Voting Shares and (ii) amending and restating the Employee Share Purchase Plan such that, from and after the Effective Time, it no longer applies to Non-Voting Shares. The proposed amendment and restatement of the Directors Plan, Performance Stock Unit Plan, Restricted Stock Unit Plan and Employee Share Purchase Plan is conditional upon the Arrangement becoming effective in accordance with the terms and conditions of the BCBCA, the Final Order and the plan of arrangement.

Procedure for the Arrangement becoming effective

The following procedural steps must be taken for the Arrangement to become effective:

•                                          the Arrangement Resolution must be passed, with or without variation, by Shareholders as described under The Arrangement — Shareholder approvals below

•                                          the Arrangement must have been approved by the Court pursuant to the Final Order

•                                          the TSX and NYSE must approve the listing of the Common Shares resulting from the exchange of the Non-Voting Shares pursuant to the Arrangement and the NYSE must also approve the listing of all currently outstanding Common Shares.

Shareholder approvals

At the Meetings, Shareholders will be asked to consider and, if thought fit, approve the Arrangement Resolution.  The Interim Order provides that the Arrangement Resolution must be approved by a special separate resolution of at least two-thirds of the votes cast by the Non-Voting Shareholders at the Non-Voting Share Meeting and by a separate ordinary resolution of at least a simple majority of the votes cast by the Common Shareholders at the General Meeting, present in person or represented by proxy and entitled to vote at the applicable Meeting.  At the Meetings, each Common Shareholder and each Non-Voting Shareholder shall be entitled to one vote for each Share held.  The Arrangement Resolution must receive the requisite Shareholder approvals in order for TELUS to seek the Final Order.  If the Arrangement Resolution is approved at the Meetings, TELUS intends to seek the Final Order from the Court and implement the Arrangement on the Effective Date pursuant to the terms of the Final Order.  Notwithstanding the approval by Shareholders of the Arrangement Resolution, TELUS reserves the right in accordance with the Arrangement Resolution, the Interim Order and Section 298 of the BCBCA not to proceed with the Arrangement.

Court approval

An Arrangement under the BCBCA requires Court approval. Prior to the sending of this Circular, the Company obtained the Interim Order from the Court authorizing and directing the Company to call, hold and conduct the Meetings and to submit the Arrangement to the Shareholders for approval and filed a Notice of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Petition are attached as Appendix B and Appendix C, respectively, to this Circular. Subject to the terms of the Arrangement and approval of the Arrangement Resolution by the Shareholders at the Meetings in the manner required by the Interim Order, TELUS will make an application to the Court for the Final Order. The hearing in respect of the Final Order is expected to take place on or about October 18, 2012, or on such other date as the Court may direct, at the Courthouse, at 800 Smithe Street, Vancouver, British Columbia.

At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, or to any amendments or variations directed by the Court, if any, as the Court deems fit. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Common Shares to be issued in the Arrangement to holders of Non-Voting Shares pursuant to Section 3(a)(10) of the U.S. Securities Act.

Procedure for distribution of Common Shares to Non-Voting Shareholders

As soon as practicable following the Effective Time and to the extent applicable, the Company shall issue and shall deliver or cause to be delivered to each holder of record of Non-Voting Shares (other than (i) Dissenting Shareholders and (ii) Shareholders who are participants in the DRISP in respect of Non-Voting Shares held by Computershare Investor Services Inc., the plan agent, in such participants’ accounts on such date), at the close of business (MDT) on the DRS Record Date, a Direct Registration System Advice form (DRS Advice) which will state the total number of Common Shares that such Non-Voting Shareholder is entitled to upon the exchange of his or her Non-Voting Shares pursuant to the Arrangement. This DRS Advice will allow Non-Voting Shareholders to hold their newly-exchanged Common Shares in a “book-entry” form without having a physical share certificate issued as evidence of ownership. However, those Shareholders who wish to receive a physical share certificate can make a request to Computershare, TELUS’ registrar and transfer agent, by following the instructions that will be on the DRS Advice.

Except for (i) any Dissenting Shareholders and (ii) Shareholders who are participants in the DRISP, in respect of Non-Voting Shares held by Computershare Investor Services Inc., the plan agent, in such participants’ accounts on such date, the holders of record of Non-Voting Shares at the close of business (MDT) on the DRS Record Date will be entitled to the DRS Advice which will represent their entitlement to the Common Shares to be distributed to holders of Non-Voting Shares pursuant to the Arrangement. After the close of business (MDT) on the DRS Record Date, certificates formerly representing Non-Voting Shares (other than Dissenting Shares) shall be cancelled, and considered null and void. Following the DRS Record Date, the certificates representing the Non-Voting Shares shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions, against TELUS (other than a claim by Dissenting Shareholders to be paid the fair value of Dissenting Shares. See Regulatory and legal matters - Dissent Rights on page 47). Holders of record who wish to transfer their Common Shares after the Effective Time but prior to receipt of their DRS Advice should contact Computershare for details concerning the steps involved in effecting such a transfer.

Common Shares issued pursuant to the Arrangement to Non-Voting Shareholders who are participants in the DRISP on the DRS Record Date for Non-Voting Shares held by Computershare Investor Services Inc., the plan agent, in such participants’ accounts on such date, will be reflected in the first quarterly statement sent by Computershare Investor Services Inc., the plan agent, to such participants pursuant to the DRISP, as amended and restated pursuant to the Arrangement.

Treatment of Non-Voting Options

Pursuant to the Arrangement, each Non-Voting Option outstanding as at the Effective Time will be exchanged for an option to purchase one Common Share from the Company subject to the same terms and conditions with regard to exercise price, vesting schedule, term to expiry and manner of exercise as the former Non-Voting Option. From and after the Effective Time, documents and agreements evidencing a Non-Voting Option will evidence a Replacement Option. Pursuant to the Arrangement, the Stock Option Plans will be amended and restated at the Effective Time to (i) reflect the exchange of all of the issued and outstanding Non-Voting Shares into Common Shares, (ii) remove any and all restrictions to the granting of options to purchase Common Shares (other than the reserves of shares existing immediately prior to the Effective Time) and (iii) effect such consequential amendments as are necessary to properly reflect such changes.

Treatment of Dividend Reinvestment and Share Purchase Plan

On February 1, 1999, the Company established the DRISP which permits participants who are enrolled in the plan to automatically reinvest all dividends paid on such participants’ Shares into additional Non-Voting Shares. The DRISP allows the Company to elect to have the Non-Voting Shares purchased on the open market or issued from treasury with or without a discount of up to 5%. Participants may also make optional cash payments of not less than $100 each and not more than $20,000 per calendar year, to be applied to the purchase of additional Common Shares under the DRISP. This summary of the principal terms of the DRISP does not purport to be complete and is qualified in its entirety by reference to the text of the DRISP which is available on the Company’s website at www.telus.com/drisp.

At the Effective Time, the DRISP will be amended and restated to (i) provide that dividends paid in cash after the Effective Time will be reinvested into Common Shares in lieu of Non-Voting Shares, (ii) provide that optional cash payments made by participants after the Effective Time will be applied to the purchase of Common Shares in accordance with the DRISP, (iii) provide that the purchase price for Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price rather than a 20-day weighted average trading price and (iv) effect such consequential amendments as are necessary to properly reflect such changes. The Arrangement also provides that Non-Voting Shareholders who were enrolled in, and are eligible under, the DRISP, will be and be deemed to be automatically enrolled into the DRISP with respect to Common Shares received as a result of the exchange of the Non-Voting Shares held by such participants pursuant to the Arrangement. Once amended and restated, the DRISP will allow the Company to elect to have the Common Shares purchased on the open market or issued from treasury. Common Shares issued from treasury in connection with the reinvestment of dividends will be issued with or without a discount of up to 5% under the DRISP.

Non-Voting Shareholders who are participants in the DRISP on the DRS Record Date will not receive a DRS Advice in respect of the Common Shares issued to Computershare Investor Services Inc., as plan agent, for the Non-Voting Shares held in such participants’ accounts pursuant to the Arrangement. Common Shares issued pursuant to the Arrangement to Non-Voting Shareholders who are participants in the DRISP on the DRS Record Date for Non-Voting Shares held by Computershare Investor Services Inc., the plan agent, in such participants’ accounts at such time, will be reflected in the first quarterly statement sent by Computershare Investor Services Inc., the plan agent, to such participants pursuant to the DRISP, as amended and restated pursuant to the Arrangement.

Former Non-Voting Shareholders may elect not to participate in the DRISP following completion of the Arrangement by contacting Computershare Investor Services Inc., the plan agent for the DRISP, executing the necessary documentation and complying with any other requirements of the plan agent.

Participation in the DRISP does not relieve holders of any liability for taxes that may be payable in respect of dividend payments that are reinvested in new Common Shares. Participants in the DRISP should consult their tax advisors concerning the tax implications of their participation in the DRISP having regard to their particular circumstances.

Common Shareholders resident outside of Canada and the United States may be entitled to participate in the DRISP after the Effective Time if the Company or the plan agent has determined that such participation is not prohibited by the law of the jurisdiction in which they reside.

Treatment of other incentive plans

The Board of Directors has approved a resolution (i) amending and restating the Directors Plan, the Performance Stock Unit Plan and the Restricted Stock Unit Plan to reflect the exchange of all of the issued and outstanding Non-Voting Shares into Common Shares and to provide that the amount payable upon exercise of incentive rights issued pursuant to these plans which is currently based on the market price of the Non-Voting Shares or is payable in Non-Voting

Shares be, from and after the Effective Time, based on the market price of the Common Shares or shall be payable in Common Shares and (ii) amending and restating the Employee Share Purchase Plan such that, from and after the Effective Time, it no longer applies to Non-Voting Shares. The proposed amendment and restatement of the Directors Plan, Performance Stock Unit Plan, Restricted Stock Unit Plan and Employee Share Purchase Plan is conditional upon the Arrangement becoming effective in accordance with the terms and conditions of the BCBCA, the Final Order and the plan of arrangement.

Treatment of reservation system

TELUS uses a declaration and reservation system for the Common Shares to ensure that non-Canadian ownership does not exceed prescribed limits. Under this system once a purchaser (or a broker on behalf of such purchaser) has declared that they are non-Canadian, they must request a reservation number from Computershare, TELUS’ registrar and transfer agent, in order to have the Common Shares they purchased transferred to them. Without the declaration form and reservation number the transfer will not be completed.

Following the Effective Time, TELUS will maintain its declaration and reservation system to assist in monitoring levels of non-Canadian ownership. Accordingly, TELUS will continue to follow existing procedures to ensure compliance with foreign ownership restrictions.

TELUS will also continue to have recourse to the powers available to it under the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act as well as the Articles which will continue to include the rights to:

•                                          refuse to register a transfer of Common Shares to a non-Canadian

•                                          require a non-Canadian to sell its Common Shares if that person’s holdings would affect TELUS’ compliance with foreign ownership restrictions

•                                          suspend the voting rights attached to Common Shares considered to be owned or controlled by non-Canadians.

Stock exchange matters

The Non-Voting Shares are expected to be de-listed from the NYSE and the TSX promptly following the Effective Time. In addition, it is a condition to the effectiveness of the Arrangement that the Common Shares issued to Non-Voting Shareholders (other than Dissenting Shareholders) shall have been approved for listing on the TSX and on the NYSE. TELUS has filed an application with the TSX and will file an application with the NYSE to approve the listing of the Common Shares issuable in connection with the Arrangement. TELUS will also seek NYSE approval to list all currently outstanding Common Shares on the NYSE. The amendments to the Stock Option Plans and the DRISP described in the plan of arrangement are also subject to the approval of the TSX. If the TSX and NYSE provide their approvals, it is expected that the Common Shares would then trade under the symbol “T” on the TSX and the symbol “TU” on the NYSE.

Interests of certain persons in the matters to be considered at the Meetings

As at August 29, 2012, the directors and executive officers, as well as their respective affiliates and associates, of TELUS beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 414,131 Common Shares and 585,765 Non-Voting Shares, representing 0.24% of the outstanding Common Shares and 0.39% of the outstanding

Non-Voting Shares, respectively. In addition, the executive officers of TELUS owned Non-Voting Options exercisable for 1,106,464 Non-Voting Shares. Directors as well as their respective affiliates and associates, own no Common Share Options and no Non-Voting Options, except for Darren Entwistle who owns 303,180 Non-Voting Options. Each of the directors and executive officers, as well as their respective affiliates and associates, of TELUS has advised TELUS that he or she will vote all of the Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by him or her in favour of the Arrangement Resolution and all other matters to be considered at the Meetings.

RISK FACTORS

Risk factors relating to TELUS

For a discussion of certain risks relating to an investment in the shares of TELUS, please refer to the section in the Management’s discussion and analysis and the Form 40-F for the year ended December 31, 2011 of TELUS and the year-to-date updates in the Management’s discussion and analysis and the Form 6-K for the second quarter ended June 30, 2012, along with subsequent filings. Those risks relating solely to TELUS’ existing dual class share structure will no longer be relevant after the completion of the Arrangement. These risks and uncertainties are not the only ones facing TELUS. Additional risks and uncertainties not currently known to TELUS, or that TELUS currently considers immaterial, may also impair the operations of TELUS. If any such risks actually occur, the business, financial condition or liquidity and results of operations of TELUS could be materially adversely affected.

Risk factors relating to the Arrangement

There is no certainty that the conditions to the effectiveness of the Arrangement will be satisfied.

The completion of the Arrangement is subject to a number of conditions, some of which are outside the control of TELUS, including receipt of Shareholders’ approvals, Court approval and TSX and NYSE approvals of the listing of the Common Shares. There can be no certainty, nor can TELUS provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

If the Arrangement is not completed, the market prices for the Non-Voting Shares and the Common Shares may decline.

Since the announcement of the Initial Proposal on February 21, 2012, the trading price of the Non-Voting Shares and the Common Shares has increased from pre-announcement levels. The completion and effectiveness of the Arrangement is subject to the satisfaction of numerous conditions, including approvals by the Shareholders, the Court, the TSX and NYSE. There can be no certainty, nor can TELUS provide any assurance, that these conditions will be satisfied or that completion of the Arrangement may not otherwise be delayed or prevented. If the Arrangement is not completed, the market price of the Non-Voting Shares and the market price of the Common Shares may decline to the extent that the current market price reflects an assumption that the Arrangement will be completed.

If the Arrangement is completed, there is no assurance that there will be an increase, or that there will be no decrease, in the trading price of the Common Shares attributable to the implementation of the Arrangement.

There is no assurance that the Arrangement, if implemented, will result in any increase, or no decrease, in the trading price of the Common Shares.

If the Board determines that the number of Non-Voting Shareholders who exercise Dissent Rights is unacceptably high then the Board may terminate the Arrangement.

Holders of Non-Voting Shares may choose to exercise Dissent Rights, and there is no certainty how many of such holders may choose to exercise such rights. If the Board determines that the number of Non-Voting Shareholders who exercise Dissent Rights is unacceptably high then the Board may terminate the Arrangement.

The Board may (i) withdraw the Proposal and determine not to proceed with the Arrangement prior to the Meetings and (ii) subject to the provisions of Section 298 of the BCBCA, terminate the Arrangement at any time prior to the Effective Time.

The Board may decide, for any reason, to withdraw the Proposal and not proceed with the Arrangement prior to the Meetings and, even in the event that the Arrangement receives the requisite approvals, the Board may determine, at its sole discretion (but subject to the provisions of Section 298 of the BCBCA), to terminate the Arrangement at any time prior to the Effective Time.

REGULATORY AND LEGAL MATTERS

Canadian securities law matters

The Common Shares to be issued pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities laws and such Common Shares will generally be “freely tradable” under applicable securities laws of each of the provinces of Canada (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof).

United States securities law matters

Status under U.S. securities laws

The Company is a “foreign private issuer” as defined in Rule 3b-4(c) under the U.S. Exchange Act. It is our intention that the Common Shares will be listed for trading on the NYSE following completion of the Arrangement. However, there can be no assurance that we will be successful in obtaining such listing.

Issuance and resale of Common Shares under U.S. securities laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to holders of Common Shares in the United States (U.S. Securityholders). All U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Common Shares issued to them under the Arrangement complies with applicable securities legislation.

Further information applicable to U.S. Securityholders is disclosed under Information for U.S. Shareholders on page 20.

The following discussion does not address the Canadian securities laws that will apply to the issue of Common Shares or the resale of these securities by U.S. Securityholders within Canada. U.S. Securityholders reselling their Common Shares in Canada must comply with Canadian securities laws, as outlined under Regulatory and legal matters - Canadian securities law matters above.

Exemption from the registration requirements of the U.S. Securities Act

The Common Shares to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act. The Common Shares to be issued in the Arrangement will be “covered securities”, as such term is defined in Section 18(b) of the U.S. Securities Act, and, as such, will be exempt from regulation under the “blue sky” laws of the states of the United States and the political subdivisions thereof. Section 3(a)(10) of the U.S. Securities Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Common Shares issued in connection with the Arrangement.

Resales of Common Shares within the United States after the completion of the Arrangement

Persons who are not “affiliates” of the Company after the completion of the Arrangement may resell in the United States the Common Shares that they receive in connection with the Arrangement, without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act (Rule 144), an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

Common Shares received by a holder who is an “affiliate” of the Company after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Persons who are affiliates of the Company after the Arrangement may not sell the Common Shares that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S under the U.S. Securities Act (Regulation S).

Affiliates — Rule 144

In general, pursuant to Rule 144, persons who are affiliates of the Company after the Arrangement will be entitled to sell in the United States, during any three-month period, the Common Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of (i) one per cent of the number of then outstanding securities of such class or (ii) if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, in each case subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about the Company. Persons who are affiliates of the Company after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of the Company.

Affiliates — Regulation S

In general, under Regulation S, persons who are affiliates of the Company solely by virtue of their status as an officer or director of the Company may sell Common Shares outside the United States in an “offshore transaction” (which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling concession, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of Common Shares who is an affiliate of the Company after the Arrangement other than by virtue of his or her status as an officer or director of the Company.

Dissent Rights

Common Shareholders

The Interim Order does not grant Common Shareholders dissent and appraisal rights in connection with the Arrangement. TELUS does not believe that dissent and appraisal rights in favour of the Common Shareholders are required under the BCBCA or are appropriate in the circumstances.

Dissent rights are typically provided in circumstances where shareholders are forced, without their consent, to sell or otherwise dispose of their shares or accept new securities or securities in a new or fundamentally different corporate entity, or in respect of a transaction involving a fundamental change such as the sale of all or substantially all of the assets of a corporation or its continuance into a new jurisdiction. The Common Shareholders are not being forced to sell or dispose of the Common Shares and Common Shareholders are not being forced to accept new securities or securities in a new or fundamentally different corporate entity. The Common Shares will remain outstanding following completion of the Arrangement and they are not being acquired, cancelled or otherwise arranged. The legal rights attached to the Common Shares will not change and any benefits that accrue to the Common Shares from the Arrangement will accrue equally to all holders of the class.

Common Shareholders who oppose the Arrangement may sell their Common Shares on either the TSX or, following the Effective Time, the NYSE, each of which provides (or will provide, as applicable) a liquid trading market for the Common Shares. On August 22, 2012, the first trading day immediately following the announcement of the Proposal on August 21, 2012, the closing price of the Common Shares on the TSX was $63.07. On August 30, 2012, the closing price of the Common Shares on the TSX was $63.65.

Non-Voting Shareholders

TELUS has granted Dissent Rights to registered Non-Voting Shareholders who validly object to the Arrangement Resolution. Such rights are set out in their entirety in the Interim Order and the plan of arrangement, the text of which are attached, respectively, as Appendix B and Appendix D to this Circular.

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Dissenting Shares and is qualified in its entirety by the reference to the full text of the plan of arrangement, which is attached to this Circular as Appendix D, the Interim Order, which is attached to this Circular as Appendix B, and the text of Division 2 of Part 8 of the BCBCA, which is attached to this Circular as Appendix E. Pursuant to the Interim Order and the plan of arrangement, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the BCBCA. A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and the plan of arrangement. Failure to comply with said provisions, as modified by the Interim Order and the plan of arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Under the Interim Order, registered Non-Voting Shareholders are entitled, in addition to any other rights such holders may have, to dissent and to be paid by TELUS the fair value of the Non-Voting Shares held by the holder in respect of which the holder validly dissents, determined as of the close of business (EDT) on the last Business Day before the day on which the Arrangement Resolution from which such holder dissents was adopted. Non-Voting Shareholders are cautioned that the fair value of their Non-Voting Shares could be determined to be less than the value of the Common Shares they would receive pursuant to the terms of the Arrangement. Only registered Non-Voting Shareholders may dissent. Persons who are beneficial owners of Non-Voting Shares registered in the name of an Intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Non-Voting Shares. Accordingly, a beneficial owner of Non-Voting Shares desiring to exercise Dissent Rights must make arrangements for the Non-Voting Shares beneficially owned by that holder to be registered in the name of the Non-Voting Shareholder by 5:00 p.m. (PDT) on October 15, 2012 (or, if the Non-Voting Share Meeting is adjourned or postponed, by 5:00 p.m. (PDT) on the second-last Business Day before the reconvened Non-Voting Share Meeting date) being the time and date on which the written notice of dissent to the Arrangement Resolution is required to be received by TELUS or, alternatively, make arrangements for the registered holder of such Non-Voting Shares to dissent on behalf of the holder.

A Dissenting Shareholder must send to TELUS a written notice of dissent to the Arrangement Resolution, which written notice of dissent must be received by TELUS, c/o Farris, Vaughan, Wills & Murphy LLP, Barristers & Solicitors, 2500 — 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 Attention: Robert S. Anderson Q.C. by 5:00 p.m. (PDT) on October 15, 2012 (or, if the Non-Voting Share Meeting is adjourned or postponed, by 5:00 p.m. (PDT) on the second-last Business Day before the reconvened Non-Voting Share Meeting date). No Non-Voting Shareholder who has voted Non-Voting Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to any of the Non-Voting Shares of the class voted in favour of the Arrangement Resolution. Pursuant to the Interim Order and the plan of arrangement, registered Non-Voting Shareholders may not exercise the Dissent Right in respect of only a portion of the Non-Voting Shares in respect of which the Dissent Right is exercised.

The BCBCA does not provide, and TELUS will not assume, that a submitted proxy instructing the proxyholder to vote against the Arrangement Resolution or an abstention constitutes a notice of dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote FOR the Arrangement Resolution does not constitute a notice of dissent. However, any proxy granted by a registered Non-Voting Shareholder in respect of the Non-Voting Shares who intends to dissent in respect of such Non-Voting Shares, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Non-Voting Shares in favour of the Arrangement Resolution and thereby causing the registered Non-Voting Shareholder to forfeit its Dissent Rights in respect of such Non-Voting Shares.

Where TELUS receives a Dissenting Shareholder’s written notice of dissent in respect of the Arrangement Resolution, in the prescribed manner pursuant to Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and the plan of arrangement, TELUS will promptly notify the respective Dissenting Shareholder of TELUS’ intention to proceed with the Arrangement and the manner by which the Dissenting Shareholder must proceed to complete the exercise of his or her Dissent Rights.

TELUS and Dissenting Shareholders may agree on the fair value of a Dissenting Shareholder’s Non-Voting Shares, or, where an agreement cannot be reached, an application may be made to the Court by TELUS or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s Non-Voting Shares. On such application, the Court may (a) determine the fair value of the Non-Voting Shares of Dissenting Shareholders who have not entered into an agreement with TELUS establishing the fair value of such Non-Voting Shares, or order that the fair value of such Non-Voting Shares be established by arbitration or by reference to the registrar, or a referee, of the Court; (b) join in the application each other Dissenting Shareholder who has properly exercised its Dissent Rights and has not entered into an agreement with TELUS, as applicable, establishing the fair value of its Non-Voting Shares; and (c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the fair value for a Dissenting Shareholder’s Non-Voting Shares, TELUS must pay to the Dissenting Shareholder such fair value.

On the Arrangement becoming effective, or upon the making of an agreement between TELUS and a Dissenting Shareholder as to the payment to be made to the Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, such Dissenting Shareholder will cease to have any rights as a Non-Voting Shareholder other than the right to be paid the fair value of such Shareholder’s Non-Voting Shares in the amount agreed to between TELUS and the Non-Voting Shareholder or in the amount of the Court judgement, as the case may be. Until one of these events occurs, the Non-Voting Shareholder may withdraw its dissent, or if the Arrangement has not yet become effective TELUS may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Non-Voting Shareholder will be discontinued.

All Non-Voting Shares held by registered Non-Voting Shareholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to TELUS as of the Effective Time in exchange for the right to be paid such fair value. If such Non-Voting Shareholders are ultimately not entitled to be paid the fair value for the Non-Voting Shares, such Non-Voting Shares will be deemed to have been exchange into Common Shares and such Non-Voting Shareholders will be issued Common Shares on the same basis as all other Non-Voting Shareholders who have received Common Shares as a result of the exchange of such Non-Voting Shares pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Non-Voting Shares. Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and the plan of arrangement, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of Division 2 of Part 8 of the BCBCA, the full text of which is set out in Appendix E to this Circular, as modified by the Interim Order and the plan of arrangement, and consult their own legal advisor.

In accordance with Section 298 of the BCBCA and the Arrangement Resolution, the Board of Directors reserves the right, at its discretion, to withdraw the plan of arrangement and not proceed with the Arrangement should there be an excessive number of Non-Voting Shareholders that shall have duly and validly exercised Dissent Rights or have instituted proceedings to exercise Dissent Rights as at the Effective Time.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian federal income tax considerations of the Arrangement

The following summary describes the principal Canadian federal income tax considerations generally applicable as a result of the Arrangement to a beneficial owner of Non-Voting Shares who, at all relevant times, for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the Tax Act), (1) deals at arm’s length with TELUS; (2) is not affiliated with TELUS; and (3) holds the Non-Voting Shares, and will hold Common Shares acquired pursuant to the Arrangement, as capital property (a Holder). Generally, the Non-Voting Shares and Common Shares will be capital property to a Holder provided the Holder does not acquire or hold those shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices and policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the Proposed Amendments) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors as to the income tax consequences to them of the Arrangement, having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be a resident in Canada (a Resident Holder). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Non-Voting Shares and Common Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Non-Voting Shares or Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This portion of the summary is not applicable to (i) a holder that is a “specified financial institution”, (ii) a holder an interest in which is a “tax shelter investment”, (iii) a holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, or (iv) a holder that reports its “Canadian tax results” in a currency other than Canadian currency, each as defined in the Tax Act. Such holders should consult their own tax advisors.

Exchange of Non-Voting Shares for Common Shares under the Arrangement

A Resident Holder whose Non-Voting Shares are exchanged for Common Shares will not realize a capital gain or capital loss as a result of such exchange. A Resident Holder will be considered to have acquired such Common Shares for an aggregate cost equal to the adjusted cost base of all its Non-Voting Shares.

Generally, the adjusted cost base to the Resident Holder of a Common Share acquired pursuant to the Arrangement will be determined by averaging the cost of such Common Share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time, if any. Where, however, a Resident Holder owns Non-Voting Shares or Common Shares that have been held (or that are deemed to have been held) since before 1972, different rules may apply in calculating the adjusted cost base of the Common Shares for which the Non-Voting Shares are exchanged under the Arrangement. Such Resident Holders should consult their own tax advisors regarding the application of such rules.

Dissenting Resident Holders under the Arrangement

A Resident Holder who, as a result of exercising Dissent Rights in respect of the Arrangement, receives a cash payment from TELUS in consideration for the Resident Holder’s Non-Voting Shares will be deemed to receive a taxable dividend equal to the amount by which the amount received (excluding interest) from TELUS exceeds the paid-up capital of the dissenting Resident Holder’s Non-Voting Shares. In the case of a dissenting Resident Holder that is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not a dividend. See Certain income tax considerations - Holders Resident in Canada - Dividends on Common Shares below for a general description of the treatment of dividends under the Tax Act. The dissenting Resident Holder will also be deemed to have received proceeds of disposition for the Non-Voting Shares equal to the amount (excluding interest) received by the dissenting Resident Holder from TELUS less the amount of the deemed dividend referred to above. Consequently, the dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such dissenting Resident Holder’s Non-Voting Shares. See Certain income tax considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses on page 53 for a general description of the treatment of capital gains and capital losses under the Tax Act.

TELUS has estimated the paid-up capital of the Non-Voting Shares to be Cdn. $20.38 per share.

Interest paid or payable to a dissenting Resident Holder will be included in the dissenting Resident Holder’s income.

Dividends on Common Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable

Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by TELUS as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3 % under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Disposition of Common Shares

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a taxable capital gain) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an allowable capital loss) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Common Share or a share for which the Common Share is substituted/exchanged to the extent and under the circumstances prescribed by the Tax Act.

Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Additional Refundable Tax

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax at a rate of 6 2/3% on certain investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the Common Shares (but not dividends or deemed dividends that are deductible in computing taxable income).

Eligibility for Investment

Provided that the Common Shares are listed on a designated stock exchange (which includes the TSX and NYSE) at the time of issuance pursuant to the Arrangement, the Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (RRSP), registered retirement income funds (RRIF), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (TFSA) and, in the case of an RRSP, an RRIF or a TFSA, provided the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm’s length with TELUS and does not have a “significant interest” (within the meaning of the Tax Act) in TELUS or in a corporation, partnership or trust that does not deal at arm’s length with TELUS, will not be a prohibited investment under the Tax Act for such RRSP, RRIF or TFSA.

Holders not resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Non-Voting Shares or Common Shares in a business carried on in Canada (a Non-Resident Holder). Special rules, which are not discussed in this summary, may apply to a holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Exchange of Non-Voting Shares for Common Shares under the Arrangement

A Non-Resident Holder whose Non-Voting Shares are exchanged for Common Shares will not realize a capital gain or capital loss as a result of such exchange. See the discussion under Certain income tax considerations - Holders Resident in Canada - Exchange of Non-Voting Shares for Common Shares on page 52, which also applies to a Non-Resident Holder who exchanges its Non-Voting Shares into Common Shares pursuant to the Arrangement.

Dissenting Non-Resident Holders under the Arrangement

A Non-Resident Holder who, as a result of exercising Dissent Rights in respect of the Arrangement, receives a cash payment from TELUS in consideration for the Non-Resident Holder’s Non-Voting Shares, will be deemed to receive a dividend from TELUS and to realize a capital gain or capital loss in the same manner as discussed above under Certain income tax considerations - Holders Resident in Canada - Dissenting Resident Holders under the Arrangement on page 52. Any deemed dividend will be subject to withholding tax as described below under Certain income tax considerations — Holders not resident in Canada - Dividends on Common Shares. The same general considerations apply as discussed above under Certain income tax considerations — Holders Resident in Canada - Disposition of Common Shares in determining whether a capital gain will be subject to tax under the Tax Act.

Any interest paid or credited to a dissenting Non-Resident Holder of Non-Voting Shares will not be subject to Canadian withholding tax under the Tax Act.

Dividends on Common Shares

Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident

Holder is entitled under any applicable income tax convention. For example, under the Canada-U.S. Income Tax Convention (1980) (the Convention), where dividends on the Common Shares are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Common Shares, unless the Common Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the Common Shares are listed at that time on a designated stock exchange (which includes the TSX and NYSE), unless at any particular time during the 60-month period that ends at that time (1) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal with at arm’s length, or the Non-Resident Holder together with all such persons, has owned 25% or more of the issued shares of any class or series of the capital stock of TELUS and (2) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors.

Optionholders

Optionholders who exchange their Non-Voting Options for Replacement Options pursuant to the Arrangement will not recognize any taxable income or loss under the Tax Act as a result of such exchange, provided that the amount by which the value of the Common Shares, immediately after the exchange, to be acquired pursuant to the Replacement Options exceeds the exercise price under the Replacement Options is not greater than the amount by which the value of the Non-Voting Shares, immediately prior to the exchange, to be acquired pursuant to the Non-Voting Options exceeds the exercise price under the Non-Voting Options. For the purposes of determining the treatment under the Tax Act of any subsequent transactions involving the Replacement Options received on the exchange, including on the exercise of such options, such options will be treated as being the same options as the Non-Voting Options exchanged for such options.

Certain United States federal income tax considerations of the Arrangement

In general

The following discussion sets forth certain U.S. federal income tax consequences to U.S. Holders (as defined below) of the Arrangement and of the ownership and disposition of

Common Shares as of the date hereof. This discussion does not address any tax consequences arising under the laws of any U.S. state or local, or non-U.S., jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. This discussion is not a complete analysis or description of all of the possible tax consequences and does not address all tax considerations that may be relevant to you. Special rules that are not discussed in the general descriptions below may also apply to U.S. Holders. In particular, the description of U.S. federal income tax consequences deals only with U.S. Holders that own shares as capital assets (generally, property held for investment) and do not own and have not at any time during the preceding five years owned directly, indirectly or constructively 10% or more of the voting power of our aggregate shares outstanding. In addition, the description of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks and other financial institutions, insurance companies, persons holding shares as part of a “straddle,” “hedge,” “appreciated financial position,” “conversion transaction” or other risk reduction strategy, U.S. expatriates, persons liable for alternative minimum tax, brokers or dealers in securities or currencies, holders whose “functional currency” is not the U.S. dollar, regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other passthrough entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, and tax-exempt entities. The tax treatment of U.S. Holders who exercise Dissent Rights also is not addressed. U.S. Holders who exercise Dissent Rights should consult their independent tax advisors regarding the applicable tax consequences of the exercise of Dissent Rights.

The discussion is based on the laws of the United States (including the Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (IRS)) as in effect on the date hereof any of which may change, possibly with retroactive effect. There can be no assurance that the IRS will not disagree with or will not challenge any of the conclusions reached and described herein.

For purposes of this discussion, a U.S. Holder is any beneficial owner of shares that is:

•            a citizen or individual resident of the United States;

•            a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•            an estate whose income is subject to U.S. federal income tax regardless of its source; or

•            a trust if either (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Shares, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our Shares, and partners in such partnerships, should consult their independent tax advisors regarding the U.S. federal, state and local and non-U.S. tax consequences applicable to them in the Arrangement and the ownership and disposition of Common Shares.

You should consult your independent tax advisor regarding the applicable tax consequences to you of the acquisition, ownership and disposition of Common Shares under the laws of the United States (federal, state and local) and/or any other taxation jurisdiction that is relevant to you.

U.S. taxation of the Arrangement

The exchange of Non-Voting Shares for Common Shares will be treated as an exchange under Section 1036 of the Code or as a “recapitalization” under Section 368(a)(1)(E) of the Code. U.S. Holders will generally recognize no gain or loss upon the exchange of Non-Voting Shares for Common Shares pursuant to the Arrangement.

A U.S. Holder’s aggregate tax basis in the Common Shares received will equal the aggregate tax basis in the Non-Voting Shares surrendered, and such U.S. Holder’s holding period for the Common Shares received will include the holding period for the Non-Voting Shares surrendered. Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the surrendered Non-Voting Shares to the Common Shares received in the Arrangement. U.S. Holders of Non-Voting Shares that acquired blocks of Non-Voting Shares at different times or at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

U.S. taxation of U.S. Holders on the ownership and disposition of Common Shares received in the Arrangement

Distributions on Common Shares

The gross amount of a distribution paid with respect to Common Shares, including the full amount of any Canadian withholding tax thereon, will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of TELUS (as determined for U.S. federal income tax purposes). Under current law, certain dividends received by individuals and other non-corporate U.S. Holders in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to a maximum tax rate of 15%. We believe that dividends paid in taxable years beginning before January 1, 2013 to individuals and certain non-corporate holders will be eligible for such reduced rates of tax, provided that certain requirements, including stock holding period requirements, are satisfied. Dividends paid by TELUS will not be eligible for the dividends received deduction allowed under certain circumstances to corporate shareholders under the Code.

To the extent that any distribution exceeds TELUS’ current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s basis in the stock, and thereafter as a capital gain.

Dispositions of Common Shares

U.S. Holders of Common Shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has a holding period for the Common Shares of more than one year at the time of the sale, exchange or other taxable disposition. Preferential tax rates may apply to long-term capital gains of individuals and other non-corporate U.S. Holders. The deductibility of capital losses is subject to significant limitations under the Code.

Receipt of foreign currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of foreign currency received on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may realize a foreign currency exchange gain or loss that will be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its independent U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign tax credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Information reporting and backup withholding

Information returns may be filed with the IRS in connection with distributions on Common Shares and the proceeds from a sale or other taxable disposition of Common Shares unless the U.S. Holder of Common Shares establishes an exemption from the information reporting rules. A U.S. Holder of Common Shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or other exempt recipient or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is furnished to the IRS in a timely manner. U.S. Holders are urged to consult with their tax advisors with respect to these and other reporting requirements applicable to the Arrangement.

ADDITIONAL INFORMATION

Interest of certain persons in material transactions

None of the insiders of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Recent Developments

On August 2, 2012, TELUS received a shareholder requisition from CDS & Co. seeking to have TELUS call a shareholder meeting in respect of certain resolutions intended to constrain the basis on which TELUS would be able to effect an exchange of Non-Voting Shares for Common Shares and to enshrine mandatory minimum premiums for Common Shares in any future share consolidation. After calling the Meetings on August 21, 2012, TELUS announced that its Board was rejecting the shareholder requisition. On August 30, 2012, Equity Financial Trust Company, as agent for CDS & Co., sent a notice of record and meeting dates in respect of a meeting of Shareholders to be held on October 17, 2012 at which only Common Shareholders would be entitled to vote.

Additional matters and information

Additional financial information is contained in TELUS’ Annual Information Form and the audited consolidated financial statements of the Company for the year ended December 31, 2011 and Management’s discussion and analysis thereon as well as the unaudited consolidated financial statements for the second quarter ended June 30, 2012 and Management’s discussion and analysis thereon. Information concerning the Initial Proposal is contained in the 2012 Information Circular dated March 22, 2012. Copies of these documents are available to Shareholders free of charge upon request to TELUS’ Corporate Secretary at 5th Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7. All of the Company’s public documents are filed with SEDAR and EDGAR and may be found on sedar.com and sec.gov. Unless otherwise indicated, information in this Circular is provided as at August 30, 2012.

CONSENT OF SCOTIA CAPITAL INC.

We have read the information circular (the Circular) of TELUS Corporation (TELUS) dated August 30, 2012 relating to the class meeting of holders of Non-Voting Shares of TELUS and the general meeting of TELUS to approve the plan of arrangement under the Business Corporations Act (British Columbia) involving TELUS and its Non-Voting Shareholders. We consent to the inclusion of the text of our opinion, dated August 21, 2012 as Appendix F to the Circular and references to our firm name and the summary of our fairness opinions in the Circular.

Vancouver, B.C.
August 30, 2012

GLOSSARY OF TERMS

1999 Arrangements has the meaning ascribed thereto under The Arrangement — Background to the Arrangement — Historic Overview — The Inception of the Non-Voting Shares at page 22.

2012 Annual Meeting means the annual meeting of TELUS held on Wednesday, May 9, 2012 at 10:00 a.m. (MDT) at the Winspear Centre, 4 Sir Winston Churchill Square, Edmonton, Alberta.

2012 Information Circular means the information circular describing the matters to be considered at the 2012 Annual Meeting, including, among others things, the Initial Proposal.

allowable capital loss has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement at page 51.

Amended and Restated Stock Option Plans means, collectively, the Stock Option Plans as such plans will be amended and restated as at the Effective Time.

Arrangement means the arrangement of the Company with the Non-Voting Shareholders under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and subject to the conditions set out in the plan of arrangement, the full text of which is set out in Appendix D attached to the Circular, subject to any amendments or variations thereto made in accordance with the plan of arrangement or made at the direction of the Court in the Final Order.

Arrangement Resolution means the resolution of the Shareholders approving the Arrangement to be considered, and acted upon, at the Meetings in substantially the form attached as Appendix A to this Circular.

Articles means the articles of the Company.

BC TELECOM means BC TELECOM Inc., a predecessor of TELUS, which was existing under the Canada Business Corporations Act prior to the effectiveness of the 1999 Arrangements.

BCBCA means the Business Corporations Act (British Columbia) and the regulations promulgated thereunder.

Bell Atlantic means Bell Atlantic Corporation.

Board or Board of Directors means the board of directors of TELUS.

Broadcasting Act means the Broadcasting Act (Canada) and the regulations promulgated thereunder.

Business Day means any day on which commercial banks are generally open for business in Vancouver, British Columbia, other than a Saturday, a Sunday or a day observed as a statutory holiday in Vancouver, British Columbia.

Circular means this information circular, including all appendices hereto and the documents incorporated by reference herein, distributed by TELUS in connection with the Meetings.

Clearnet means Clearnet Communications Inc.

Code has the meaning ascribed thereto under Certain income tax considerations - Certain United States federal income tax considerations of the Arrangement.

Common Share Options means the options to purchase Common Shares issued pursuant to the Stock Option Plans.

Common Shareholder means a holder of one or more Common Shares.

Common Shares means the Common Shares, without par value, in the capital of the Company.

Computershare means Computershare Trust Company of Canada.

Convention has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement at page 51.

Court means the Supreme Court of British Columbia.

CRTC means the Canadian Radio-television and Telecommunications Commission under the Telecommunications Act.

Directors Plan means the TELUS Corporation Directors Deferred Share Unit Plan as amended and restated effective May 16, 2012.

Dissent Rights has the meaning ascribed thereto in the plan of arrangement attached to this Circular as Appendix D.

Dissenting Shareholder means a Non-Voting Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the procedure for exercising Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time.

Dissenting Share has the meaning ascribed thereto under The Arrangement— Terms of the Arrangement at page 36.

DRISP means the Amended and Restated Dividend Reinvestment and Share Purchase Plan of the Company effective as of October 29, 2004.

DRS means Direct Registration System.

DRS Advice has the meaning ascribed thereto under The Arrangement — Procedure for distribution of Common Shares to Non-Voting Shareholders at page 39.

DRS Record Date means a date to be determined by the Company, which is anticipated to be shortly after the Effective Time.

Effective Date means October 19, 2012, or such other date as the Company shall fix and specify as the date on which the Arrangement is to be effective after all conditions to the effectiveness of the Arrangement have been satisfied or waived.

Effective Time means 12:01 a.m. (PDT) on the Effective Date, or such other time on the Effective Date as the Company shall fix and specify, which time, in either case, shall not be earlier than the time at which all documents, records and information required, if any, to be provided to the Registrar of Companies under the BCBCA shall have been provided by the Company.

Employee Share Purchase Plan means the TELUS Corporation Employee Share Purchase Plan effective February 1, 1999 and last revised May 16, 2012.

Employee Shares means Common Shares held through the Employee Share Purchase Plan.

Engagement Letter means the engagement letter dated February 6, 2012, pursuant to which Scotia Capital was retained by the Special Committee to act as financial advisor to the Special Committee and has agreed, if requested by the Special Committee, to provide an opinion as to the fairness of the proposed exchange ratio, from a financial point of view, to the holders of Common Shares and holders of Non-Voting Shares.

EPS means earnings per share.

Exclusionary Offer has the meaning ascribed thereto under The Arrangement — Background to the Arrangement — Historic Overview — The Inception of the Non-Voting Shares at page 22.

Farris means Farris, Vaughan, Wills & Murphy LLP.

Final Order means the order of the Court approving the Arrangement, in a form acceptable to the Company, granted pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Time or, if appealed, as affirmed or amended on appeal unless such appeal is withdrawn, abandoned or denied.

General Meeting means the general meeting of TELUS to be held on October 17, 2012 at 2:00 p.m. (PDT) at the Brian Canfield Centre for Telecommunications Excellence, Initiate Opportunity Auditorium, 4th Floor, 3777 Kingsway, Burnaby, British Columbia, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

Glass Lewis means Glass, Lewis & Co., LLC.

GTE means GTE Corporation.

holder, unless otherwise inconsistent in the context it is used, when used with reference to any securities of the Company, means the registered holder of such securities entered therein from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities.

Holder has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement at page 51.

Initial Fairness Opinion means the fairness opinion dated February 21, 2012 delivered with respect to the Initial Proposal, a copy of which can be found in the 2012 Information Circular on page 146.

Initial Proposal means the initial proposal to replace the Company’s dual class share capital structure with a single class of voting equity securities, each having one vote per share, which, was (i) announced by the Company on February 21, 2012, (ii) to be effected pursuant to a court-approved plan of arrangement, (iii) intended to be submitted to Shareholder’s for approval at the 2012 Annual Meeting and (iv) withdrawn on May 8, 2012.

Interim Order means the interim order of the Court issued on August 21, 2012 following the application therefor by the Company providing for, among other things, the calling and holding of the Meetings, a copy of which is attached as Appendix B to this Circular, as such order may be amended, modified, supplemented or varied by the Court.

Intermediary means a broker, custodian, trustee, nominee or other intermediary through which a non-registered Shareholder holds their Shares.

IRS has the meaning ascribed thereto under Certain income tax considerations - Certain United States federal income tax considerations of the Arrangement at page 55.

ISS means Institutional Shareholder Services Inc.

Laurel Hill means The Laurel Hill Advisory Group Company, the proxy solicitation agent retained by the Company in connection with the solicitation of proxies for the Meetings.

Liens means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind and adverse claim.

Management Option Plan means the TELUS Corporation Management Share Option Plan as amended and restated effective November 3, 2010.

Mason means Mason Capital Management LLC, a New York-based hedge fund manager.

Meetings means the General Meeting and the Non-Voting Share Meeting (and each, a Meeting).

NASDAQ means the National Association of Securities Dealers Automated Quotations System National Market.

Non-Resident Holder has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement at page 51.

Non-Voting Options means the options to purchase Non-Voting Shares issued pursuant to the Stock Option Plans.

Non-Voting Share Meeting means the class meeting of the Non-Voting Shareholders to be held on October 17, 2012 at 2:00 p.m. (PDT) at the Brian Canfield Centre for Telecommunications Excellence, Initiate Opportunity Auditorium, 4th Floor, 3777 Kingsway, Burnaby, British Columbia, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

Non-Voting Shareholder means a holder of one or more Non-Voting Shares.

Non-Voting Shares means the Non-Voting Shares, without par value, in the capital of the Company.

Notice of Articles means the notice of articles of the Company.

Notice of Dissent means a notice of dissent duly and validly given by a Non-Voting Shareholder exercising Dissent Rights as contemplated in the Interim Order and the Arrangement and as described in the Circular and the Arrangement.

Notices of Meetings means the notices of the Meetings that accompany this Circular.

Notice of Petition means the notice of petition for a Final Order attached to Appendix C.

NYSE means the New York Stock Exchange.

Osler means Osler, Hoskin & Harcourt LLP.

Performance Stock Unit Plan means the TELUS Corporation Performance Stock Unit Plan as amended and restated effective May 16, 2012.

Proposal means the proposal of the Company to exchange all of the issued and outstanding Non-Voting Shares for Common Shares on a one-for-one basis pursuant to the Arrangement.

Proposed Amendments has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement at page 51.

Radiocommunication Act means the Radiocommunication Act (Canada) and the regulations promulgated thereunder.

Record Date means September 4, 2012, the record date for (i) the determination of the Shareholders entitled to receive notice of the Non-Voting Share Meeting and the determination of the Non-Voting Shareholders entitled to vote at the Non-Voting Share Meeting and (ii) the determination of the Shareholders entitled to receive notice of the General Meeting and the determination of the Common Shareholders entitled to vote at the General Meeting.

Regulation S means Regulation S under the U.S. Securities Act.

Replacement Options means the options to purchase Common Shares issued pursuant to the Arrangement to holders of Non-Voting Options and governed by the Amended and Restated Stock Option Plans.

Resident Holder has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement at page 51.

Restricted Stock Unit Plan means the TELUS Corporation Restricted Stock Unit Plan as amended and restated effective May 16, 2012.

Rights Plan means the shareholders rights plan agreement dated as of March 12, 2010 between the Company and Computershare, as rights agent.

RRIF has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement at page 51.

RRSP has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement at page 51.

Rule 144 means Rule 144 under the U.S. Securities Act.

Scotia Capital means Scotia Capital Inc., the independent financial advisor to the Special Committee.

Scotia Fairness Opinion means the fairness opinion dated August 21, 2012 delivered with respect to the Proposal and the Arrangement, a copy of which is attached as Appendix F to this Circular.

SEC means the United States Securities and Exchange Commission.

Shareholders means, collectively, the Common Shareholders and Non-Voting Shareholders.

Shares means, collectively, the Common Shares and the Non-Voting Shares.

Skadden means Skadden, Arps, Slate, Meagher & Flom LLP.

Special Committee means the Special Committee of independent directors of the Board which was constituted on January 25, 2012.

Stock Option Plans means, collectively, (i) the Management Option Plan and (ii) the Team TELUS Plan.

Tax Act has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement at page 51.

taxable capital gain has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement at page 51.

Team TELUS Plan means the TELUS Corporation Employee Stock Option Plan as amended and restated effective May 8, 2008.

Telecommunications Act means the Telecommunications Act (Canada) and the regulations promulgated thereunder.

TELUS or the Company means TELUS Corporation, a corporation existing under the laws of British Columbia.

TELUS AB means TELUS Corporation, a predecessor of TELUS, which was existing prior to the effectiveness of the 1999 Arrangements under the Business Corporations Act (Alberta).

TFSA has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement at page 51.

Transaction Documents means the plan of arrangement appended as Appendix D to this Circular, the application to the Court for the Interim Order, the Amended and Restated Stock Option Plans, the amended and restated DRISP to be implemented pursuant to the Arrangement and the application to the Court for the Final Order, together with their respective attachments, schedules, appendices and exhibits, as applicable.

TSX means the Toronto Stock Exchange.

United States means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

U.S. Exchange Act has the meaning ascribed thereto under Information for U.S. Shareholders at page 20.

U.S. Holder has the meaning ascribed thereto under Certain income tax considerations - Certain United States federal income tax considerations of the Arrangement at page 55.

U.S. Securities Act has the meaning ascribed thereto under Information for U.S. Shareholders at page 20.

U.S. Securityholder has the meaning ascribed thereto under Regulatory and legal matters - United States securities law matters at page 45

Verizon means Verizon Communications Inc., formed from the merger of GTE and Bell Atlantic.

APPENDIX A: ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.               The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving TELUS Corporation (the “Company”) and the holders of its Non-Voting Shares, as it may be or have been amended from time to time in accordance with its terms (the “Plan of Arrangement”), as more particularly described and set forth in the information circular dated August 30, 2012 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.               The Plan of Arrangement, the full text of which is set out in Appendix D attached to the Circular is hereby authorized, approved and adopted.

3.               Notwithstanding that this resolution has been passed (and the Arrangement adopted) by any or all of the Company Shareholders (as defined in the Plan of Arrangement) or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders (a) to amend the Plan of Arrangement to the extent permitted by the Plan of Arrangement and, where required by the terms of the Plan of Arrangement, approved by the Court, and (b) subject to the provisions of Section 298 of the BCBCA, to withdraw the Plan of Arrangement and not to proceed with the Arrangement.

4.               Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute and, if appropriate, deliver such other documents as are necessary or desirable in accordance with the Plan of Arrangement.

5.               Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX B: INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

AUG 21 2012

ENTERED
No. S=125864 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE

BUSINESS CORPORATIONS ACT S.B.C. 2002, c. 57, AS AMENDED

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

TELUS CORPORATION

AND ITS NON-VOTING SHAREHOLDERS

TELUS CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE MASTER SCARTH	)	The 21st day of August, 2012
)

ON THE APPLICATION of the Petitioner dated August 21, 2012 without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on August 21, 2012; and on hearing Robert S. Anderson, Q.C., counsel for the Petitioner.

THIS COURT ORDERS that:

Definitions

1.                         All definitions used in this Interim Order shall have the meanings given to them in the draft information circular (the “Circular”), which is attached as Exhibit A to Affidavit # 1 of Michel Belec or as otherwise specifically defined herein.

The Meeting

2.                         TELUS Corporation (“TELUS” or the “Company”) be permitted to convene, hold and conduct: (a) a separate class meeting (the “Non-Voting Share Meeting”) of the holders of its issued and outstanding non-voting shares (the “Non-Voting Shares”); and (b) a general meeting (the “General Meeting”) of the holders of its issued and outstanding common shares (the “Common Shares”) and Non-Voting Shares, on or about October 17, 2012 to consider and, if deemed advisable, pass with or without amendment, a resolution (the “Arrangement Resolution”), authorizing, approving and agreeing to adopt an arrangement (the “Arrangement”) set forth in the plan of arrangement (the “Plan of Arrangement”) among the Non-Voting Shareholders and such other persons named therein, and to transact such other business as may properly come before the Meetings. The Non-Voting Share Meeting and the General Meeting are referred to herein collectively as the “Meetings” and each is a “Meeting”.

3.                          The Meetings may occur concurrently and together and shall be called, held and conducted in accordance with the provisions of the Business Corporations Act, applicable securities legislation and the Articles of the Company, subject to the terms of this Interim Order.

4.                          The record date (the “Record Date”) for determination of: (a) the holders of Non-Voting Shares entitled to notice of, and to vote at, the Non-Voting Share Meeting, and (b) the holders of Common Shares entitled to notice of, and to vote at, and the holders of Non-Voting Shares entitled to notice of the General Meeting, shall be September 4, 2012, unless changed by the Board of Directors.

5.                          The only persons entitled to attend or speak at the Meetings shall be:

(a)                      the Non-Voting Shareholders or their proxyholders;

(b)                     the Common Shareholders or their proxyholders;

(c)                      the officers, directors, auditors and advisors of TELUS; and

(d)                     other persons who receive the permission of the Chair of the Meetings.

Notice of Meeting

6.                          The following information (the “Meeting Materials”):

(a)                      the Notices of Meetings;

(b)                     the Circular, including the appendices to the Circular, including the Plan of Arrangement, the Notice of Petition and the Interim Order; and

(c)                      the Form of Proxy for each class of Shareholder;

in substantially the same form referred to in Affidavit #1 of Michel Belec with such amendments and inclusions thereto as counsel for the Company may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, shall be sent:

(i)                         to the Non-Voting Shareholders, the Common Shareholders and the holders of options to purchase Non-Voting Shares issued pursuant to TELUS Stock Option Plans (collectively, the “Securityholders”) at their registered address as they appear on the books of the Company at the close of business on September 4, 2012, being the record date fixed by the Board of Directors of the Company for the determination of the Securityholders entitled to notice of the Meetings; and

(ii)                      in any manner permitted by the Articles of the Company to the directors and auditors of the Company,

which shall occur at least twenty-one (21) days prior to the date of the Meetings excluding the date of sending and excluding the date of the Meetings.

7.                          Good and sufficient notice of the Meetings for all purposes will be given by the Company by the sending of the Meeting Materials in substantial compliance with paragraphs 6 or 10 of this Order.

8.                         The sending of the Notice of Petition and the Interim Order (collectively, the “Court Materials”) as appendices to the Circular in substantial compliance with paragraphs 6 or 10 of this Order shall constitute good and sufficient service of the Court Materials and the within proceedings upon all who may wish to appear in these proceedings or are entitled to receive such notice and such service shall be effective on the business day after the said Court Materials are sent, whether those persons reside within the jurisdiction of British Columbia or within another jurisdiction, and no other form of service need be made and no other material, including the Petition and supporting Affidavits, need be served on such persons in respect of these proceedings except upon written request to counsel for the Petitioner at the address for delivery set out in the Petition.

9.                         The accidental failure or omission by the Company to give notice of the Meetings or the Court Materials to, or the non-receipt of such notices by, one or more of the persons specified herein, shall not constitute a breach of this Order or a defect in the calling and holding of the Meetings and shall not invalidate any resolution passed or proceedings taken at the Meetings.

10.                   In the event of an interruption in or cessation of postal services due to strike or otherwise, the Company shall be authorized, in addition or as an alternative to the methods of delivery specified above, to communicate notice of the Meetings to registered Shareholders and Optionholders by publishing notice of the Meetings in one of the following newspapers:

(a)                      The National Post (National edition); and

(b)                     The Wall Street Journal

which publication shall include specific reference to locations (including www.sedar.com) at which copies of Meeting Materials or Court Materials will be available.

Amendments to the Arrangement and Plan of Arrangement

11.                   Subject to the terms and conditions of the Plan of Arrangement, and paragraph 12 below, after the date of this Interim Order and prior to the time of the Meetings, the Company is authorized to make such alterations, amendments, modifications, restatements or supplements to the Arrangement and the Plan of Arrangement as the Company may determine, without any additional notice to the Securityholders, or others entitled to notice under paragraph 4 above and the Arrangement and the Plan of Arrangement, as so altered, amended, modified, restated and/or supplemented, shall be the Arrangement and the Plan of Arrangement to be submitted to the Meetings and shall be the subject of the Arrangement Resolution. Amendments may be made following the Meetings, but shall be subject to review and, if appropriate, further direction of this Court at the hearing for the final approval of the Arrangement.

12.                   If any alterations, amendments, modifications, restatements or supplements to the Arrangement or the Plan of Arrangement as referred to in paragraph 11 above would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such alterations, amendments, modifications, restatements or supplements shall be distributed by press release, newspaper advertisement, prepaid ordinary mail, or the method most reasonably practicable in the circumstances, as the Company may determine.

13.                   The Company is authorized to make such alterations, amendments, modifications, restatements or supplements to the Meeting Materials and the Court Materials as it may determine (“Additional Information”), and notice of such Additional Information may, subject to paragraph 12 above, be distributed by press release, newspaper advertisement, prepaid ordinary mail, or the method most reasonably practicable in the circumstances, as the Company may determine.

Chair of the Meetings

14.                   The Chair of the Meetings shall be an individual entitled to preside as Chair in accordance with the Articles of the Company.

15.                   The Chair of the Meetings shall be at liberty to call on the assistance of legal counsel at any time and from time to time, as the Chair of the Meetings may deem necessary or appropriate before, during or after the Meetings, and such legal counsel is entitled to attend the Meetings for this purpose.

16.                   The Chair of the Meetings shall be permitted to ask questions of, and to demand the production of evidence from, Securityholders, the Company, the Company’s registrar and transfer agent or such other persons in attendance or represented at the Meetings as he or she considers appropriate having regard for the orderly conduct of the Meetings, for the purposes of determining the authority of any person to vote at the Meetings, and the validity and the propriety of the votes cast and the proxies submitted in respect of the Arrangement Resolution.

17.                   The Chair of the Meetings shall be permitted to waive the time limits including any deadline set out in the Circular and/or specified in the Form of Proxy for the deposit or revocation of proxies by Non-Voting Shareholders and Common Shareholders, respectively.

18.                   The Chair of the Meetings or another representative of the Company present at the Meetings shall, in due course, file with the Court affidavits verifying the actions taken and the decisions reached by the Shareholders at the Meetings with respect to the Arrangement.

Adjournments and Postponements

19.                   The Company, if it deems advisable, is specifically authorized to adjourn or postpone a Meeting for any reason on one or more occasions, without the necessity of first convening the applicable Meeting, or first obtaining any vote of the Shareholders respecting the adjournment or postponement and without any requirement to set a new record date. The Company is further authorized to adjourn or postpone the consideration of the Arrangement Resolution without the necessity of first convening the applicable Meeting, or first obtaining any vote of the Shareholders respecting the adjournment or postponement, without limiting its ability to carry on with such other business as may properly be before Shareholders at the applicable Meeting. Notice of any such adjournments or postponements shall be given by such method and in the time that is reasonable in the circumstances, as the Company may determine appropriate. This provision shall not limit the authority of the Chair of the Meetings in respect of adjournments and postponements.

20.                   The Company, if it deems advisable, is specifically authorized to withdraw the Plan of Arrangement and may also decide not to proceed with the Arrangement at any time prior to the Effective Time in accordance with the Arrangement Resolution.

Quorum

21.                     The quorum required at each of the Meetings shall be the quorum required by the Articles of the Company.

Vote of Holders of Non-Voting Shares

22.                     The only persons entitled to vote in person or by proxy on the Arrangement Resolution at the Non-Voting Share Meeting shall be those holders of Non-Voting Shares who hold Non-Voting Shares as of the close of business on the Record Date. Illegible proxies, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

23.                     Votes shall be taken at the Non-Voting Share Meeting on the basis of one vote per Non-Voting Share in respect of the Arrangement Resolution and in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Non-Voting Share Meeting by a special separate resolution of at least two-thirds of the votes cast at the Meeting in person or by proxy by the holders of Non-Voting Shares.

Vote of Holders of Common Shares

24.                     The only persons entitled to vote in person or by proxy on the Arrangement Resolution at the General Meeting shall be those holders of Common Shares who hold Common Shares as of the close of business on the Record Date.  Illegible proxies, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

25.                     Votes shall be taken at the General Meeting on the basis of one vote per Common Share in respect of the Arrangement Resolution and in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the General Meeting by a separate ordinary resolution of at least a simple majority of the votes cast at the General Meeting in person or by proxy by the holders of Common Shares.

26.                     In respect of matters properly brought before the General Meeting pertaining to items of business relating to or affecting the Company, other than in respect of the Arrangement Resolution, holders of Common Shares shall be entitled to one vote for each Common Share held.

Solicitation and Revocation of Proxies

27.                     The Company is authorized to use the proxies substantially in the form of the drafts accompanying the Circular, with such amendments, revisions or supplemental information as the Company may determine are necessary or desirable. The Company is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives, including soliciting dealers, as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.

Dissent Rights

28.                    The Non-Voting Shareholders shall be accorded the rights of dissent with respect to the Arrangement Resolution, as set out in Article 3 of the Plan of Arrangement and as described in the Circular.

Application for Final Order

29.                    Unless the directors of the Company by resolution determine to withdraw the Plan of Arrangement and not proceed with the Arrangement in accordance with the Arrangement Resolution, the application for a final order approving the Arrangement contemplated by the Plan of Arrangement (the “Final Order”) shall be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on or about October 18, 2012, or on such other date as the Court may direct, at 9:45 a.m. (PDT), or so soon thereafter as counsel may be heard, and that, upon approval by the Shareholders of the Arrangement Resolution in the manner required by this Interim Order, the Company may proceed with the final application for the Final Order on that date.

30.                    Any Securityholder may appear and make submissions at the application for the Final Order, provided that such person shall file a Response to Petition, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Response to Petition, together with a copy of all material on which such person intends to rely at the final application to the solicitors for the Petitioner at their address for delivery as set out in the Petition, on or before 4:00 p.m. (PDT) on October 11, 2012, or as the Court may otherwise direct.

31.                    If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need to be served and provided with notice of the adjourned date.

Precedence

32.                    To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Non-Voting Shares, the Common Shares, the Non-Voting Options, or the Articles of the Company, this Interim Order shall govern.

Extra-Territorial Assistance

33.                    This Court seeks and requests the aid and recognition of any court of any judicial, regulatory, or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance and Direction

34.                    The Company and its Securityholders, directors and auditors shall, and hereby do, have liberty to seek leave to vary this Interim Order or apply for such further order or orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature

☐ Party    ☒ Lawyer for the Petitioner

Robert S. Anderson, Q.C.

By the Court

Registrar

APPENDIX C: NOTICE OF PETITION

No. S125864

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE

BUSINESS CORPORATIONS ACT S.B.C. 2002, c. 57, AS AMENDED

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

TELUS CORPORATION

AND ITS NON-VOTING SHAREHOLDERS

TELUS CORPORATION

PETITIONER

NOTICE OF PETITION

TO:                                                  The Securityholders, Directors and Auditors of TELUS Corporation

NOTICE IS HEREBY GIVEN that a Petition has been filed by TELUS Corporation (“TELUS” or the “Company”) in the Supreme Court of British Columbia for approval of an Arrangement pursuant to Section 291 of the Business Corporations Act, S.B.C. 2002, C.57, as amended.

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia pronounced August 21, 2012, the Court has given directions as to the calling of a separate class meeting of the holders of Non-Voting Shares and a general meeting of the Company for the purpose of considering and voting on the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Petition is to be heard before a Judge of the Supreme Court of British Columbia at the Courthouse, at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia, on or about October 18, 2012, or on such other date as the Court may direct, at 9:45 a.m. (PDT), or so soon thereafter as counsel may be heard.

AND NOTICE IS FURTHER GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(l0) thereof, with respect to the issuance of Common Shares of the Company issuable to holders of Non-Voting Shares of the Company pursuant to the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE PETITION OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled “Response to Petition”, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Response to Petition, together with a copy of all material on which you intend to rely at the final application to the solicitors for the Petitioner at their address for delivery, which is set out below, on or before 4:00 p.m. (PDT) on October 11, 2012, or as the Court may otherwise direct.

YOU OR YOUR SOLICITOR may file the “Response to Petition”. You may obtain a form of “Response to Petition” at the Registry.   The address of the Registry is: 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION and do not attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented at that time, or may approve it subject to such terms and conditions as the Court will deem fit, all without further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Non-Voting Shareholders of the Company.

A copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder, director or auditor of the Company upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out below.

The Petitioner’s address for delivery is:

Farris, Vaughan, Wills & Murphy LLP

Barristers & Solicitors

2500 – 700 West Georgia Street

Vancouver, British Columbia

V7Y 1B3

Attention: Robert S. Anderson Q.C.

DATED this 21st day of August, 2012.

Signature
☐ Party	☒ Lawyer for the Petitioner

Robert S. Anderson, Q.C.

APPENDIX D: PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means the arrangement of the Company with the Non-Voting Shareholders under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Resolution” means the resolution of the Company Shareholders approving the Arrangement to be considered, and acted upon, at the Company Meetings.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder.

“Business Day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia, other than a Saturday, a Sunday or a day observed as a statutory holiday in Vancouver, British Columbia.

“Common Shareholder” means a holder of one or more Common Shares.

“Common Shares” means the Common Shares, without par value, in the capital of the Company.

“Company” means TELUS Corporation, a corporation existing under the laws of British Columbia.

“Company DRISP” means the Amended and Restated Dividend Reinvestment and Share Purchase Plan of the Company effective as of October 29, 2004.

“Company Meetings” means the General Meeting and the Non-Voting Share Meeting.

“Company Options” means the outstanding options to purchase Non-Voting Shares issued pursuant to the Company Stock Option Plans.

“Company Securityholders” means, collectively, the Company Shareholders and the holders of Company Options.

“Company Shareholders” means, collectively, the Common Shareholders and the Non-Voting Shareholders.

“Company Stock Option Plans” means, collectively:

(a)                                      the TELUS Corporation Management Share Option Plan as amended and restated effective November 3, 2010; and

(b)                                     the TELUS Corporation Employee Stock Option Plan as amended and restated effective May 8, 2008.

“Computershare” means Computershare Trust Company of Canada.

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” has the meaning ascribed thereto in Section 3.1.

“Dissenting Shareholder” means a Non-Voting Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the procedure for exercising Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time.

“Dissenting Shares” means the Non-Voting Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent and have not effectively withdrawn or lost their Dissent Rights.

“DRS Advice” means a Direct Registration System Advice form that will allow Non-Voting Shareholders to hold newly-exchanged Common Shares in a “book-entry” form without having a physical share certificate issued as evidence of ownership.

“DRS Record Date” means a date to be determined by the Company, which is anticipated to be shortly after the Effective Time.

“Effective Date” means October 19, 2012, or such other date as the Company shall fix and specify as the date on which the Arrangement is to be effective after all of the conditions to the effectiveness of the Arrangement have been satisfied or waived.

“Effective Time” means 12:01 a.m. (PDT) on the Effective Date or such other time on the Effective Date as the Company shall fix and specify, which time, in either case, shall not be earlier than the time on which all documents, records and information required, if any, to be provided to the Registrar of Companies under the BCBCA shall have been provided by the Company.

“Final Order” means the order of the Court approving the Arrangement, in a form acceptable to the Company, granted pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date or, if appealed, as affirmed or amended on appeal unless such appeal is withdrawn, abandoned or denied.

“holder”, when used with reference to any securities of the Company, means the registered holder of such securities entered therein from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities.

“Interim Order” means the interim order of the Court issued on August 21, 2012 following the application therefor by the Company providing for, among other things, the calling and holding of the Company Meetings, as such order may be amended, modified, supplemented or varied by the Court.

“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind and adverse claim.

“Non-Voting Shareholder” means a holder of one or more Non-Voting Shares.

“Non-Voting Shares” means the Non-Voting Shares, without par value, in the capital of the Company.

“Notice of Dissent” means a notice of dissent duly and validly given by a Non-Voting Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 3.

“Plan of Arrangement”, “hereof”, “hereunder” and similar expressions means this Plan of Arrangement, including the appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order.

“Replacement Option” has the meaning ascribed thereto in Section 2.2(c).

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2                               Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a “Schedule”, an “Article”, a “Section” or a “paragraph” followed by a number and/or a letter refer to the specified Schedule, Article, Section or paragraph of this Plan of Arrangement.

1.3                               Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4                               Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5                               References to Dates, Statutes, etc.

In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person. References to any agreement, contract or constating document are to that agreement, contract or constating document, as altered, amended, modified, restated or supplemented from time to time in accordance with its terms or applicable law.

1.6                               Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local times (PDT) unless otherwise stipulated herein.

1.7                               Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.8                               Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2

ARRANGEMENT

2.1                               Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company, (ii) all Non-Voting Shareholders (including participants in the Company DRISP and Dissenting Shareholders), (iii) all holders of Company Options, (iv) Computershare and (v) Computershare Investor Services Inc., in each case, without any further authorization, act or formality on the part of any person, except as expressly provided herein.

2.2                               Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order:

(a)                                  each Dissenting Share held by a Dissenting Shareholder in respect of which such Dissenting Shareholder has duly and validly exercised Dissent Rights (and whose Dissent Right has not terminated or ceased to apply with respect to such Dissenting Share) shall, as of the Effective Time, be and be deemed to be transferred by the holder thereof to the Company (free and clear of any Liens) in consideration for the right to be paid by the Company the fair value of such Dissenting Share determined and payable in accordance with Article 3 and, as of the Effective Time, such Dissenting Shareholder will cease to be the holder thereof or have any rights as a holder in respect of such Dissenting Share other than the right to be paid by the Company the fair value of such Dissenting Share determined and payable in accordance with Article 3 and such Dissenting Shares shall be cancelled, shall not be retained by the Company and shall not be reissued by the Company;

(b)                                 each Non-Voting Share outstanding immediately prior to the Effective Time (other than Dissenting Shares transferred to the Company pursuant to Section 2.2(a)), shall be and be deemed to have been exchanged for one Common Share, the rights of the holders of such exchanged Non-Voting Shares as the holder thereof shall cease, the holders of such exchanged Non-Voting Shares shall be treated for all purposes as having become the holder of record of Common Shares, and the amount added to the capital of the Company’s Common Shares on the aforesaid exchange shall be an amount equal to the paid-up capital (for purposes of the Income Tax Act (Canada)) of the Non-Voting Shares so exchanged;

(c)                                  each outstanding Company Option that has not been duly exercised prior to the Effective Time shall be and shall be deemed to be exchanged for an option (a “Replacement Option”) to purchase from the Company one Common Share. Such Replacement Option shall provide for an exercise price per Common Share equal to the exercise price per Non-Voting Share of such Company Option immediately prior to the Effective Time. Except as otherwise provided in this Section 2.2(c), the term to expiry, vesting schedule, conditions to and manner of exercising, and all other terms and conditions of a Replacement Option will be the same as the Company Option for which it is exchanged, and any document or agreement previously evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option;

(d)                                 the Company Stock Option Plans shall be amended and restated and shall be deemed to have been amended and restated to (i) reflect the exchange of Non-Voting Shares for Common Shares (ii) remove any and all restrictions to the granting of options to purchase Common Shares (other than the reserves of Non-Voting Shares and Common Shares existing immediately prior to the Effective Time) and (iii) effect such consequential amendments as are necessary or desirable to properly reflect such changes by amending and restating each Company Stock Option Plan and each such amended and restated Company

Stock Option Plan shall continue to be and be deemed to be, in all respects, the Company Stock Option Plans;

(e)                                  the Company DRISP shall be amended and restated and shall be deemed to have been amended and restated to (i) provide that dividends paid in cash after the Effective Time will be reinvested into Common Shares in lieu of Non-Voting Shares, (ii) provide that optional cash payments made by participants after the Effective Time will be applied to the purchase of Common Shares in accordance with the Company DRISP, (iii) provide that the purchase price for Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price and (iv) effect such consequential amendments as are necessary or desirable to properly reflect such changes by amending and restating the Company DRISP and such amended and restated Company DRISP shall continue to be and be deemed to be, in all respects, the Company DRISP;

(f)                                    all existing participants enrolled in the Company DRISP who have exchanged Non-Voting Shares for Common Shares pursuant to this Plan of Arrangement shall, in respect of the Common Shares received, be deemed to be enrolled in, and participants under, the Company DRISP without any further act or formality on the part of such participants; and

(g)                                 all of the Non-Voting Shares exchanged for Common Shares and all of the Company Options exchanged for Replacement Options shall thereafter be immediately cancelled.

Each holder of a Non-Voting Share and a Company Option with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments, instruments, certificates, powers of attorney and waivers, statutory, contractual or otherwise, required to exchange, transfer or otherwise deal with such Non-Voting Share and Company Option, as the case may be, in accordance with such step.

ARTICLE 3

DISSENT RIGHTS

3.1                               Rights of Dissent

Pursuant to the Interim Order, each registered Non-Voting Shareholder may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA as modified by this Article 3 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written notice of dissent to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be notified to and received by the Company (c/o Farris, Vaughan, Wills & Murphy LLP, Barristers & Solicitors, 2500 — 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Attention: Robert S. Anderson Q.C.) at least two days before the meeting of Non-Voting Shareholders. Non-Voting Shareholders who duly exercise such rights of dissent and who:

(a)                                  are ultimately determined to be entitled to be paid fair value, for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to the Company pursuant to Section 2.2(a), in consideration for the right to receive such fair value; or

(b)                                 are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Non-Voting Shareholder who has not exercised Dissent Rights, as at and from the Effective Time and such Non-Voting Shares shall be exchanged and deemed to have been exchanged into Common Shares as set forth in Section 2.2(b);

but in no case will the Company or any other person be required to recognize such holders as holders of Non-Voting Shares after the completion of the steps set forth in Section 2.2(a) or 2.2(b), as applicable, and each Dissenting Shareholder will cease to be entitled to the rights of a shareholder in respect of the Non-Voting Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Non-Voting Shares as and from the completion of the steps in Section 2.2(a) or 2.2(b), as applicable. For greater certainty, and in addition to any other restriction under Division 2 of Part 8 of the BCBCA, Non-Voting Shareholders (i) who vote, or who have instructed a proxy holder to vote, in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights and (ii) may not exercise the Dissent Rights in respect of only a portion of the Non-Voting Shares in respect of which Dissent Rights are exercised.

ARTICLE 4

DRS ADVICE

4.1                               Non-Voting Shares

(a)                                  After the close of business (MDT) on the DRS Record Date, certificates formerly representing Non-Voting Shares (other than Dissenting Shares) shall be cancelled and considered null and void and shall no longer be of any value.

(b)                                 As promptly as practicable following the Effective Time and to the extent applicable, the Company shall issue and shall deliver or cause to be delivered to and upon the written order of each holder of record of Non-Voting Shares at the close of business (MDT) on the DRS Record Date (other than (i) Dissenting Shareholders and (ii) Shareholders who are participants in the Company DRISP in respect of Non-Voting Shares held by Computershare Investor Services Inc., the plan agent, in such participants’ accounts on such date) a DRS Advice which will state the total number of Common Shares that such Non-Voting Shareholder is entitled to receive as a result of the exchange of his or her Non-Voting Shares. Shareholders who are participants in the Company DRISP will be sent quarterly statements of the Common Shares held by Computershare Investor Services Inc., as plan agent, in such participants’ accounts in accordance with the Company DRISP, as amended and restated pursuant to the Arrangement.

(c)                                  Following the close on the DRS Record Date, holders of record of Non-Voting Shares at the close of business (MDT) on the DRS Record Date (other than Dissenting Shareholders) shall have the right to receive a physical share certificate by making a request to Computershare by following the instructions on the DRS Advice issued in the name of, or in such name or names as may be directed by, such holder representing the number of Common Shares to which such holder is entitled.

ARTICLE 5

AMENDMENTS

5.1                               Amendments to Plan of Arrangement

(a)                                  The Company reserves the right to alter, amend, modify, restate or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such alteration, amendment, modification, restatement or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the Company Meetings, approved by the Court and (iii) communicated to or approved by the Company Securityholders subject to the requirements of the Interim Order.

(b)                                 Any alteration, amendment, modification, restatement or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meetings with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the applicable Company Meeting (subject to the requirements of the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)                                  Any alteration, amendment, modification, restatement or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meetings will be effective only if such alteration, amendment, modification, restatement or supplement, if required by the Court or applicable law, is consented to by Company Securityholders voting in the manner directed by the Court.

(d)                                 Notwithstanding anything to the contrary contained herein, any alteration, amendment, modification, restatement or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Company provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Company Securityholder.

(e)                                  This Plan of Arrangement may be withdrawn and the Company may not proceed with the Arrangement prior to the Effective Time in accordance with the Arrangement Resolution.

ARTICLE 6

WITHHOLDING

The Company or Computershare, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable to any Dissenting Shareholder such amount as the Company or Computershare, as applicable, is required to deduct and withhold under the Income Tax Act (Canada), or any provision of federal, provincial, territorial, state, local or foreign tax law with respect to the payment of any dividend (including deemed dividends) or any consideration to a Dissenting Shareholder under this Plan of Arrangement. To the extent that amounts are so withheld by the Company or Computershare, as applicable, such withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the

Dissenting Shareholders in respect of which such deduction and withholding was made by the Company or Computershare, as applicable.

ARTICLE 7

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

APPENDIX E: DIVISION 2 OF PART 8 OF THE BUSINESS
CORPORATIONS ACT (BRITISH COLUMBIA)

Dissent Provisions

Pursuant to the Interim Order, registered Non-Voting Shareholders are given rights analogous to rights of dissenting shareholders under Division 2 of Part 8 of the BCBCA with respect to the Arrangement. Such rights of dissent are described in this Circular. The full text of Division 2 (Dissent Proceedings) of Part 8 (Proceedings) of the BCBCA is set forth below and should be read in conjunction with the Interim Order and the plan of arrangement, each of which modifies the provisions of Division 2 of Part 8 of the BCBCA. Pursuant to the Interim Order, in the BCBCA provisions included below, for purposes of the Arrangement, “shareholder” should be interpreted as “Non-Voting Shareholder” and “notice shares” should be interpreted as “notice Non-Voting Shares”.

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

DEFINITIONS AND APPLICATION

237                           (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

RIGHT TO DISSENT

238                           (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

WAIVER OF RIGHT TO DISSENT

239                           (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

NOTICE OF RESOLUTION

240                           (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

NOTICE OF COURT ORDERS

241                          If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

NOTICE OF DISSENT

242                           (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

NOTICE OF INTENTION TO PROCEED

243                           (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

COMPLETION OF DISSENT

244                           (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

PAYMENT FOR NOTICE SHARES

245                           (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

LOSS OF RIGHT TO DISSENT

246                           The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

SHAREHOLDERS ENTITLED TO RETURN OF SHARES AND RIGHTS

247                           If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX F: SCOTIA FAIRNESS OPINION

Scotia Capital Inc. 650 West Georgia Street Suite 1800 Vancouver, British Columbia V6B 4N9

GLOBAL BANKING AND MARKETS

August 21, 2012

The Special Committee of the Board of Directors

TELUS Corporation

8th Floor

555 Robson Street

Vancouver, British Columbia

V6B 3K9

Dear Sirs:

We understand that TELUS Corporation (the “Company”) is considering a transaction (the “Transaction”) pursuant to which all of its issued and outstanding non-voting shares (the “Non-Voting Shares”) will be exchanged for common shares (the “Common Shares”, collectively with the Non-Voting Shares the “Shares”). We understand that the Transaction is to be effected by way of a court approved Plan of Arrangement (the “Arrangement”). Pursuant to the terms of the Arrangement, holders of the Non-Voting Shares will receive 1.0 Common Share of the Company for every 1.0 Non-Voting Share they currently own (the “Exchange Ratio”). We understand that the Common Shares will maintain the same attributes that they currently have. Post Transaction, the number of Common Shares outstanding will increase from 174,910,546 to 325,801,506 and therefore the number of votes will increase correspondingly. The terms of the Arrangement relating to the Transaction are to be more fully described in a disclosure document, which will be mailed to the shareholders of the Company (the “Disclosure Document”).

We also understand that the arrangement must be approved by 66 2/3% of the votes cast by the holders of the Non-Voting Shares and at least 50.0% of the votes cast by the holders of the Common Shares, in each case voting in person or by proxy and voting separately as a class.

Background and Engagement of Scotia Capital

The Board of Directors of the Company (the “Board”) appointed a special committee of directors (the Special Committee”) to among other things, consider and make recommendations to the Board as to the merits of the Transaction including, the appropriate exchange ratio and transaction terms and, ultimately, the exchange ratio and terms contemplated by the Transaction. Scotia Capital Inc. (“Scotia Capital”) was retained by the Special Committee on February 6, 2012 pursuant to an engagement letter (the “Engagement Agreement”) to act as financial advisor to the Special Committee in connection with the Transaction (as defined in the Engagement Agreement). Pursuant to the Engagement Agreement, the Special Committee has requested that we prepare and deliver to the Special Committee our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of the Non-Voting Shares and to the holders of the Common Shares. The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee for its services pursuant to the Transaction as financial advisor, and fees payable upon delivery of an Opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances. The fee payable to Scotia Capital is not contingent in whole or in part on the outcome of the Transaction or on the conclusions reached in the Opinion.

The Special Committee and the Board of Directors have not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or any of its securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion.

Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Disclosure Document and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada and in the United States.

Overview of TELUS Corporation

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications services and products, including wireless, data, IP, voice and television. TELUS earns the majority of its revenue from access to, and the usage of, the Company’s telecommunications infrastructure, or from providing services and products that facilitate access to and usage of this infrastructure.

Credentials of Scotia Capital

Scotia Capital is the legal entity of the global corporate and investment banking and capital markets business of Scotiabank (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion has been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and the Company or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital is currently a lender to the Company and has in the past provided, and may in the future provide, traditional banking, financial advisory or investment banking services to the Company or any of its affiliates.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of the Company, or its affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or any of its affiliates, or with respect to the Transaction.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a)           discussions with senior management of the Company;

(b)           discussions with the Special Committee and legal counsel to the Special Committee and the Company;

(c)           review of the Company’s by-laws and articles of incorporation;

(d)           review of materials prepared by management of the Company with respect to the Transaction;

(e)           publicly available information regarding the stock trading history of the Shares of the Company;

(f)            public information with respect to other transactions of a comparable nature considered by us to be relevant, including transactions involving multiple classes of shares;

(g)           various empirical studies and research publications which compare public companies which have differential voting class share structures to public companies which have a single class of common shares which were considered relevant;

(h)           various research reports issued by several major North American investment banking firms which were considered relevant;

(i)            certain publicly available information pertaining to the listed securities of companies with a capital structure including multiple classes or more than one class of shares with different voting rights or restricted voting rights;

(j)            publicly available information with respect to the Company;

(k)           draft information circular with respect to the Arrangement dated August 15, 2012; and

(l)            such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

The Opinion has been provided for the sole use and benefit of the Special Committee and the Board of Directors of the Company in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Exchange Ratio) of the Arrangement, or the form of the Transaction.

Approach to Fairness

Our Opinion is based on the scope of review described above, on certain assumptions, on the experience and professional judgment of Scotiabank’s professional staff and on a variety of other factors. Accordingly, our analysis must be considered in its entirety, and selecting portions of our analysis without considering all of our analysis taken together, could create a misleading view of the approaches underlying our Opinion.

In assessing the fairness of the Exchange Ratio from a financial point of view, Scotia Capital considered the context under which the Non-Voting Shares were created, the legal attributes of each class of Shares, and the net benefits that accrue to each class of Shares as a result of the Transaction. Scotia Capital also reviewed and considered other recent dual class share collapse transactions. Scotia Capital also considered the historical trading values of the Common Shares and Non-Voting Shares, but considered that less relevant than the intrinsic value of each class of Shares as affected by the proposed Transaction. In particular, Scotia Capital considered, amongst others, the following factors:

(i)            the dual class share structure was originally designed solely to deal with foreign ownership rules at a time when the Company’s shareholder base included a significant non-Canadian shareholder;

(ii)           pursuant to the Company’s articles, the Common Shares and the Non-Voting Shares, have equal economic rights, including the right to any dividends, or distributions or a share of proceeds on any winding up of the Company;

(iii)          pursuant to the Company’s articles, upon the elimination of foreign ownership restrictions the Non-Voting Shares will be converted to Common Shares on a one-for-one basis;

(iv)          existing coat-tail provisions provide that the Non-Voting Shares are convertible into Common Shares on a one-for-one basis in connection with a takeover bid that is not also extended to holders of Non-Voting Shares on the same basis as to the holders of Common Shares;

(v)           upon completion of the Transaction the earnings per share attributable to each of the Common Shares and Non-Voting Shares remains unchanged;

(vi)          upon completion of the Transaction the dividend paid per share to each of the Common Shares and Non-Voting Shares remains unchanged;

(vii)         benefits of the Transaction resulting from improved corporate governance, simplification of the share structure and improved trading liquidity will accrue to both classes of Shares as was evidenced by both classes of shares outperforming their peers and the broader index since the initial announcement of a one-for-one share collapse on February 21, 2012; and

(viii)        based on jurisdictional relevance and capital markets framework we deemed the Canadian transactions to be most relevant to our analysis, and as such, we reviewed 22 dual share collapse transactions (see Appendix) in Canada (17 of which occurred 2000 onwards) where a company has, outside a change of control event, reorganized their share structure from differential voting classes to a single class of voting shares:

a.             unlike TELUS’ situation, in all 22 instances, the reorganization resulted in the company transferring the balance of control from an individual or tightly held group to the market;

b.             in 16 of the 22 instances, a one-for-one exchange ratio was used and since 2000, 15 of the 17 transactions that occurred used a one-for-one exchange ratio; and

c.             in 14 of the 17 instances where such companies had coat-tail provisions (like TELUS does) a one-for-one exchange ratio was used and since 2000 in all 13 instances where such companies had coat-tails provisions (like TELUS does) a one-for-one exchange ratio was used.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Non-Voting Shares and to the holders of the Common Shares, respectively.

Yours very truly,

SCOTIA CAPITAL INC.

Appendix: Relevant Canadian Dual Share Collapse Transactions

Multiple Voting / Subordinated Voting Share Structure

			Multiple Voting Class Conversion
Year	Company	Coat-tails	Ratio	Premium
2011	Metro. Inc	Yes	1.00	0.0%
2010	Magna International Inc. (1)	No	12.38	1138.3%
2006	Extendicare	No	1.08	7.5%
2005	CoolBrands	Yes	1.00	0.0%
2005	ProMetic Life Sciences	Yes	1.00	0.0%
2005	Diaz Resources	Yes	1.00	0.0%
2005	Royal Group Technologies	Yes	1.00	0.0%
2004	MDC Partners	Yes	1.00	0.0%
2004	Gildan Activewear Inc.	Yes	1.00	0.0%
2004	Peace Arch Entertainment	Yes	1.00	0.0%
2003	Sherritt International Corp	No	1.00	0.0%
2003	Sino-Forest Corporation	Yes	1.00	0.0%
2003	Home Capital Group	Yes	1.00	0.0%
2001	Telesystem International Wireless	Yes	1.00	0.0%
2001	Assante Coporation	Yes	1.00	0.0%

Voting / Non-Voting Share Structure

			Voting Class
			Conversion
Year	Company	Coat-tails	Ratio	Premium
2004	Harris Steel	Yes	1.00	0.0%
2003	Sceptre Investment Counsel	No	1.00	0.0%
1999	MDS Inc.	Yes	1.05	5.0%
1999	YMG Capital Management	Yes	1.00	0.0%
1997	Laidlaw Inc.	No	1.15	15.0%
1996	Agra Industries Ltd.	Yes	1.05	5.0%
1994	Slater Industries Inc.	Yes	1.10	10.0%

	Average with Coat-tails since 2000		1.00	0.0%

(1)	If additional $300m payment were settled in stock (using share price at announcement), would imply a 1,768% premium, 11.4% dilution

If you have any questions or require more information or assistance in voting, please contact the Laurel Hill Advisory Group Company by e-mail at assistance@laurelhill.com or by telephone at 1-877-452-7184 (toll-free within Canada or the United States) or 1-416-304-0211 (for collect calls outside Canada and the United States).

TELUS Corporation

555 Robson Street Vancouver, British Columbia, Canada
Phone (604) 697-8044  Fax (604) 432-9681  telus.com

Printed in Canada. TELUS, the TELUS logo and the future is friendly are trademarks of TELUS Corporation, used under licence. © 2012 TELUS. 12_00445